Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 1-86 of CIBC’s 2014 Annual Report

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2014, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of December 3, 2014. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 168 to 172 of this Annual Report.

2	External reporting changes
3	Overview
3	Vision, mission and values
3	CIBC’s strategy
3	Performance against objectives
4	Economic and market environment

5	Financial performance overview
5	Financial highlights
6	2014 Financial results
6	Net interest income and margin

7	Non-interest income
7	Trading activities (TEB)
8	Provision for credit losses
8	Non-interest expenses
8	Taxes
9	Foreign exchange
9	Significant events
10	Fourth quarter review
11	Quarterly trend analysis
11	Review of 2013 financial performance
12	Outlook for calendar year 2015

13	Non-GAAP measures

16	Strategic business units overview
17	Retail and Business Banking
20	Wealth Management
23	Wholesale Banking
28	Corporate and Other

29	Financial condition
29	Review of consolidated balance sheet
30	Capital resources
38	Off-balance sheet arrangements

40	Management of risk

73	Accounting and control matters
73	Critical accounting policies and estimates
77	Financial instruments
77	Accounting developments
77	Regulatory developments
78	Related-party transactions
78	Policy on the Scope of Services of the Shareholders’ Auditors
78	Controls and procedures

79	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Financial performance overview – Taxes”, “Financial performance overview – Significant events”, “Financial performance overview – Outlook for calendar year 2015”, “Strategic business units overview – Retail and Business Banking”, “Strategic business units overview – Wealth Management”, “Strategic business units overview – Wholesale Banking”, “Financial condition – Capital resources”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Financial instruments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2015” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; social media risk; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and the high U.S. fiscal deficit; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2014 ANNUAL REPORT	1

Management’s discussion and analysis

External reporting changes

The following external reporting changes were made in 2014. Prior period amounts were restated accordingly.

Amendments to IAS 19 “Employee Benefits”

We adopted amendments to IAS 19 “Employee Benefits” commencing November 1, 2011, which require us to recognize: (i) actuarial gains and losses in Other comprehensive income (OCI) in the period in which they arise; (ii) interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) all past service costs (gains) in net income in the period in which they arise.

Adoption of IFRS 10 “Consolidated Financial Statements”

We adopted IFRS 10 “Consolidated Financial Statements” commencing November 1, 2012, which replaces IAS 27 “Consolidated and Separate Financial Statements” and Standard Interpretations Committee (SIC) – 12 “Consolidated – Special Purpose Entities”. The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from the consolidated financial statements, which resulted in a replacement of Capital Trust securities issued by CIBC Capital Trust with Business and government deposits for the senior deposit notes issued by us to CIBC Capital Trust.

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50% of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to The Toronto-Dominion Bank (TD). Accordingly, the revenue related to the sold credit card portfolio was moved from Personal banking to the Other line of business within Retail and Business Banking.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our strategic business units (SBUs). We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other.

Income statement presentation

We reclassified certain amounts associated with our self-managed credit card portfolio from Non-interest expenses to Non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $41 billion and a Basel III Common Equity Tier 1 (CET1) ratio of 10.3%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Wholesale Banking, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 44,000 employees dedicated to helping our clients achieve what matters to them; delivering consistent and sustainable earnings for our shareholders; and giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships.

Our mission is to fulfill the commitments we have made to each of our stakeholders:

•	Help our clients achieve what matters to them
•	Create an environment where all employees can excel
•	Make a real difference in our communities
•	Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

CIBC’s strategy

CIBC aspires to be the leading bank for our clients. We have a client-focused strategy that creates value for all our stakeholders. We have four corporate objectives:

1.	Deep, long-lasting client relationships
2.	Strategic growth where we have, or can build, competitive capabilities
3.	Sound risk management
4.	Consistent, sustainable earnings

To deliver on our corporate objectives, we are further strengthening our business in Canada, as well as expanding in key global centres to serve our clients.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on common shareholders’ equity (ROE), total shareholder return (TSR) and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS). CIBC has an EPS growth target of 5% to 10% on average annually. In 2014, we reported adjusted diluted EPS(1) of $8.94, up 3% from $8.65 in 2013. As a result of the impact of the Aeroplan transactions noted in the Significant Events section, we did not meet our EPS growth target of 5% to 10%. We are maintaining our 5% to 10% average annual EPS growth target over the medium term.

In support of our EPS target, we also have objectives to maintain a loan loss ratio of less than 60 basis points through the cycle and to maintain our adjusted efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. In 2014, our loan loss ratio was 38 basis points, down from the 44 basis points we reported in 2013, and well within our target. We are maintaining our loan loss ratio target of less than 60 basis points.

Our adjusted efficiency ratio(1) was 59.1% in 2014, up from 56.5% in 2013 as a result of the Aeroplan sale noted above, as well as higher spending on strategic initiatives. Based on the most recent publicly reported results of our industry peer group, CIBC did not meet its industry median efficiency ratio target in 2014. We are maintaining our industry median target going forward.

Adjusted diluted EPS(1)(2)(3) ($)	Loan loss ratio(2) (basis points)	Adjusted efficiency ratio(1)(2)(3) (%)

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.
(3)	Information for 2013 and 2012 has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	3

Management’s discussion and analysis

Adjusted return on common shareholders’ equity (1)

Adjusted ROE is another key measure of shareholder value.

CIBC’s target is to achieve adjusted ROE of 20% through the cycle. In 2014, adjusted ROE of 20.9% was above this target, but below the 22.9% in 2013. We are maintaining our minimum adjusted ROE target of 20%.

Adjusted return on common shareholders’ equity(1)(2)(3) (%)

Total shareholder return

One of CIBC’s priorities is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of TSR.

We have two targets that support this priority:

1.     Consistent with prior years, we target on a long-term, average basis, between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2014, our adjusted dividend payout ratio(1) was within this target range.

Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend by $0.04 to $1.00 per share in 2014. This year we also announced a new share buyback program to purchase for cancellation up to a maximum of 8.0 million outstanding common shares. In 2014, we repurchased 3,369,000 CIBC shares for cancellation. The share buyback program was renewed for another 12 months effective September 16, 2014.

2.     We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2014, CIBC delivered a TSR of 109.0%, above the Index return of 95.8%.

Going forward, we are maintaining our objectives to deliver an adjusted dividend payout ratio between 40% and 50% of our earnings and a rolling five-year TSR above the industry average.

Adjusted dividend payout ratio(1)(2)(3) (%) Rolling five-year total shareholder return (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term sustainability.

Capital levels are a key component of balance sheet strength. We have set a target for our Basel III CET1 ratio to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI). At the end of 2014, our Basel III CET1 ratio on an all-in basis was 10.3%, well above the regulatory target set by OSFI.

How we deploy our capital is also important. Our target is to limit the proportion of the economic capital allocated to Wholesale Banking to a maximum of 25% of CIBC’s total economic capital. At the end of 2014, the economic capital allocated to Wholesale Banking was 22%.

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

Business mix (Wholesale Banking economic capital)(1)(4) (%)
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.
(3)	Information for 2013 and 2012 has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(4)	Information for prior years has been restated to conform to the presentation in the current year.

Economic and market environment

CIBC operated in an environment of moderate economic growth in 2014. Canadian economic activity was held back by a deceleration in global growth that slowed capital spending, although exports accelerated as U.S. demand improved through the year. Home building remained brisk, at levels comparable with the prior year, and rising house prices continued to support modest growth in mortgage demand. Household consumption maintained its prior year pace, as Canadians pared back on savings to supplement spending power in the face of only moderate employment gains and limited use of non-auto consumer credit. Slightly lower unemployment rates and low interest rates kept household insolvencies and arrears at very low levels. Profit gains and solid balance sheets also kept Canadian business bankruptcies in check. Low interest rates encouraged growth in lending for both commercial and corporate banking and strong investor appetite for spread product supported corporate bond issuance, although at lower volumes in Canada than last year. Governments continued to have elevated borrowing needs, but issuance in Canada was down somewhat from the prior year. Canadian and global equity markets were strong through much of the year, supporting wealth management and an upturn in equity issuance and investment banking.

4	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview

Financial highlights

		IFRS				Canadian GAAP
As at or for the year ended October 31		2014	2013 (1)	2012 (1)	2011	2010
Financial results ($ millions)
Net interest income		$7,459	$7,453	$7,326	$7,062	$6,204
Non-interest income		5,917	5,265	5,159	5,373	5,881
Total revenue		13,376	12,718	12,485	12,435	12,085
Provision for credit losses		937	1,121	1,291	1,144	1,046
Non-interest expenses		8,525	7,621	7,202	7,486	7,027
Income before taxes		3,914	3,976	3,992	3,805	4,012
Income taxes		699	626	689	927	1,533
Non-controlling interests		–	–	–	–	27
Net income		$3,215	$3,350	$3,303	$2,878	$2,452
Net income (loss) attributable to non-controlling interests		(3)	(2)	9	11	–
Preferred shareholders		87	99	158	177	169
Common shareholders		3,131	3,253	3,136	2,690	2,283
Net income attributable to equity shareholders		$3,218	$3,352	$3,294	$2,867	$2,452
Financial measures
Reported efficiency ratio		63.7%	59.9%	57.7%	60.2%	58.1%
Adjusted efficiency ratio (2)		59.1%	56.5%	56.0%	56.4%	58.5%
Loan loss ratio		0.38%	0.44%	0.53%	0.51%	0.56	% (2)
Reported return on common shareholders’ equity		18.3%	21.4%	22.2%	22.2%	19.4%
Adjusted return on common shareholders’ equity (2)		20.9%	22.9%	22.8%	24.8%	21.1%
Net interest margin		1.81%	1.85%	1.84%	1.79%	1.79%
Net interest margin on average interest-earning assets		2.05%	2.12%	2.15%	2.03%	2.11%
Return on average assets		0.78%	0.83%	0.83%	0.73%	0.71%
Return on average interest-earning assets		0.89%	0.95%	0.97%	0.83%	0.83%
Total shareholder return		20.87%	18.41%	9.82%	0.43%	32.38%
Reported effective tax rate		17.9%	15.8%	17.3%	24.4%	38.2%
Adjusted effective tax rate (2)		15.4%	16.5%	18.0%	23.0%	27.2%
Common share information
Per share ($)	– basic earnings	$7.87	$8.11	$7.77	$6.79	$5.89
	– reported diluted earnings	7.86	8.11	7.76	6.71	5.87
	– adjusted diluted earnings (2)	8.94	8.65	7.98	7.57	6.39
	– dividends	3.94	3.80	3.64	3.51	3.48
	– book value	44.30	40.36	35.83	32.88	32.17
Share price ($)	– high	107.01	88.70	78.56	85.49	79.50
	– low	85.49	74.10	68.43	67.84	61.96
	– closing	102.89	88.70	78.56	75.10	78.23
Shares outstanding (thousands)	– weighted average basic	397,620	400,880	403,685	396,233	387,802
	– weighted average diluted	398,420	401,261	404,145	406,696	388,807
	– end of period	397,021	399,250	404,485	400,534	392,739
Market capitalization ($ millions)		$40,850	$35,413	$31,776	$30,080	$30,724
Value measures
Dividend yield (based on closing share price)		3.8%	4.3%	4.6%	4.7%	4.4%
Reported dividend payout ratio		50.0%	46.8%	46.9%	51.7%	59.1%
Adjusted dividend payout ratio (2)		44.0%	43.9%	45.6%	46.3%	54.4%
Market value to book value ratio		2.32	2.20	2.19	2.28	2.43
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$73,089	$78,363	$70,061	$65,437	$89,660
Loans and acceptances, net of allowance		268,240	256,380	252,732	248,409	184,576
Total assets		414,903	398,006	393,119	383,758	352,040
Deposits		325,393	315,164	300,344	289,220	246,671
Common shareholders’ equity		17,588	16,113	14,491	13,171	12,634
Average assets		411,481	403,546	397,155	394,527	345,943
Average interest-earning assets		362,997	351,687	341,053	347,634	294,428
Average common shareholders’ equity		17,067	15,167	14,116	12,145	11,772
Assets under administration (3)		1,717,563	1,513,126	1,445,870	1,317,799	1,260,989
Balance sheet quality measures (4)
Basel III – All-in basis
CET1 capital risk-weighted assets (RWA) ($ billions)		$141,250	$136,747	n/a	n/a	n/a
Tier 1 capital RWA		141,446	136,747	n/a	n/a	n/a
Total capital RWA		141,739	136,747	n/a	n/a	n/a
CET1 ratio		10.3%	9.4%	n/a	n/a	n/a
Tier 1 capital ratio		12.2%	11.6%	n/a	n/a	n/a
Total capital ratio		15.5%	14.6%	n/a	n/a	n/a
Basel II (5)
RWA ($ millions)		n/a	n/a	$115,229	$109,968	$106,663
Tier 1 capital ratio		n/a	n/a	13.8%	14.7%	13.9%
Total capital ratio		n/a	n/a	17.3%	18.4%	17.8%
Other information
Full-time equivalent employees		44,424	43,039	42,595	42,239	42,354
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(4)	Capital measures for fiscal years 2014 and 2013 are based on Basel III whereas measures for prior years are based on Basel II.
(5)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.

CIBC 2014 ANNUAL REPORT	5

Management’s discussion and analysis

2014 Financial results

Reported net income for the year was $3,215 million, compared with $3,350 million in 2013.

Adjusted net income(1) for the year was $3,657 million, compared with $3,569 million in 2013.

Reported diluted EPS for the year was $7.86, compared with $8.11 in 2013.

Adjusted diluted EPS(1) for the year was $8.94, compared with $8.65 in 2013.

2014

Net income was affected by the following items of note:

•

$543 million ($543 million after-tax) of charges relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);

•

$190 million ($147 million after-tax) gain in respect of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and TD, net of costs relating to the development of our enhanced travel rewards program ($87 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);

•	$112 million ($82 million after-tax) charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives (Wholesale Banking);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Wholesale Banking);
•	$52 million ($30 million after-tax) gain within an equity-accounted investment in our merchant banking portfolio (Wholesale Banking);
•

$36 million ($28 million after-tax) amortization of intangible assets(2) ($4 million after-tax in Retail and Business Banking, $15 million after-tax in Wealth Management, and $9 million after-tax in Corporate and Other);

•

$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(3), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);

•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking); and
•	$15 million ($11 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $276 million, provision for credit losses by $145 million, non-interest expenses by $539 million, and income tax expense by $34 million. In aggregate, these items of note decreased net income by $442 million.

2013

Net income was affected by the following items of note:

•

$114 million ($84 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);

•	$39 million ($37 million after-tax) restructuring charge relating to CIBC FirstCaribbean (Corporate and Other);
•

$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(3), including $56 million of estimated credit losses relating to the Alberta floods;

•	$35 million ($19 million after-tax) impairment of an equity position associated with our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$24 million ($18 million after-tax) costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•

$23 million ($19 million after-tax) amortization of intangible assets(2) ($5 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $10 million after-tax in Corporate and Other);

•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Wholesale Banking);
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking); and
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other).

The above items of note increased revenue by $30 million, provision for credit losses by $79 million and non-interest expenses by $249 million, and decreased income tax expense by $79 million. In aggregate, these items of note decreased net income by $219 million.

Net interest income and margin

$ millions, for the year ended October 31	2014	2013 (4)	2012
Average interest-earning assets	$ 362,997	$ 351,687	$ 341,053
Net interest income	7,459	7,453	7,326
Net interest margin on average interest-earning assets	2.05%	2.12%	2.15%

Net interest income was comparable with 2013 as volume growth across most retail products and higher revenue from corporate banking was offset by lower card revenue, as a result of the Aeroplan transactions noted above, and lower treasury revenue.

Net interest margin on average interest-earning assets was down 7 basis points primarily due to the Aeroplan transactions.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.
(3)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(4)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

6	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Underwriting and advisory fees	$444	$389	$438
Deposit and payment fees	848	824	775
Credit fees	478	462	418
Card fees	414	535	560
Investment management and custodial fees	677	474	424
Mutual fund fees	1,236	1,014	880
Insurance fees, net of claims	369	358	335
Commissions on securities transactions	408	412	402
Trading income (loss)	(176)	27	53
Available-for-sale (AFS) securities gains, net	201	212	264
Designated at fair value (FVO) gains (losses), net	(15)	5	(32)
Foreign exchange other than trading	43	44	91
Income from equity-accounted associates and joint ventures	226	140	155
Other	764	369	396
	$5,917	$5,265	$5,159

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Non-interest income was up $652 million or 12% from 2013.

Underwriting and advisory fees were up $55 million or 14%, primarily due to higher equity issuance revenue and advisory activity.

Card fees were down $121 million or 23%, as a result of the Aeroplan transactions noted above.

Investment management and custodial fees were up $203 million or 43%, primarily due to the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) and growth in client balances.

Mutual fund fees were up $222 million or 22%, primarily due to higher net sales of long-term mutual funds and market appreciation.

Trading income was down $203 million. See the “Trading activities (TEB)” section which follows for further details.

Income from equity-accounted associates and joint ventures was up $86 million or 61%, primarily due to the gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note, and a higher contribution from American Century Investments (ACI).

Other was up $395 million or 107%, primarily due to gains relating to the Aeroplan transactions and the sale of an equity investment in our exited European leveraged finance portfolio, both shown as items of note.

Trading activities (TEB)

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Trading income (loss) consists of:
Net interest income (2)	$1,049	$969	$762
Non-interest income	(176)	27	53
	$873	$996	$815
Trading income (loss) by product line:
Interest rates	$(20)	$135	$146
Foreign exchange	392	344	323
Equities	369	333	235
Commodities	48	55	52
Structured credit	35	77	7
Other	49	52	52
	$873	$996	$815

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Includes taxable equivalent basis (TEB) adjustment of $421 million (2013: $356 million; 2012: $280 million) reported within Wholesale Banking. See “Strategic business units overview” section for further details.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Trading income was down $123 million or 12% from 2013, primarily due to the charge relating to FVA in the current year, shown as an item of note. Lower income in the structured credit run-off business and lower interest rate trading income was partially offset by higher client-driven equity trading income.

CIBC 2014 ANNUAL REPORT	7

Management’s discussion and analysis

Provision for credit losses

$ millions, for the year ended October 31	2014	2013	2012
Retail and Business Banking	$731	$930	$1,080
Wealth Management	–	1	–
Wholesale Banking	43	44	142
Corporate and Other	163	146	69
	$937	$1,121	$1,291

Provision for credit losses was down $184 million or 16% from 2013.

In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The current year also had lower losses in the business lending portfolio. The current year included a charge resulting from operational changes in the processing of write-offs, and the prior year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, both shown as items of note.

In Wholesale Banking, the provision was comparable with the prior year. The current year had losses in our exited U.S. leveraged finance portfolio, while the prior year had losses in our exited European leveraged finance portfolio, both shown as items of note.

In Corporate and Other, the provision was up primarily due to the loan losses in the current year relating to CIBC FirstCaribbean, shown as an item of note, partially offset by a decrease in the collective allowance. The prior year included estimated credit losses related to the Alberta floods, shown as an item of note, a portion of which was estimated to not be required and therefore reversed in the current year.

Non-interest expenses

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Employee compensation and benefits
Salaries	$2,502	$2,397	$2,285
Performance-based compensation	1,483	1,299	1,236
Benefits	651	628	569
	4,636	4,324	4,090
Occupancy costs	736	700	697
Computer, software and office equipment	1,200	1,052	1,022
Communications	312	307	304
Advertising and business development	285	236	233
Professional fees	201	179	174
Business and capital taxes	59	62	50
Other	1,096	761	632
	$8,525	$7,621	$7,202

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation adopted in the current year.

Non-interest expenses increased by $904 million or 12% from 2013.

Employee compensation and benefits increased by $312 million or 7%, primarily due to higher performance-based compensation and salaries. The prior year included a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note.

Computer, software and office equipment increased by $148 million or 14%, and Advertising and business development increased by $49 million or 21%, primarily due to higher spending on strategic initiatives and the costs relating to the development of our enhanced travel rewards program.

Other increased by $335 million or 44%. The goodwill impairment charge relating to CIBC FirstCaribbean was included in the current year, while the settlement charge in the structured credit run-off business was included in the prior year, both shown as items of note.

Taxes

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Income tax expense	$699	$626	$689
Indirect taxes (2)
Goods and services tax (GST), harmonized sales tax (HST) and sales taxes	330	324	321
Payroll taxes	216	204	192
Capital taxes	34	40	33
Property and business taxes	59	55	50
Total indirect taxes	639	623	596
Total taxes	$1,338	$1,249	$1,285
Reported effective tax rate	17.9%	15.8%	17.3%
Total taxes as a percentage of net income before deduction of total taxes	29.4%	27.2%	28.0%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST, and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were up $89 million from 2013.

Income tax expense was $699 million, compared with $626 million in 2013. Income tax expense was higher, notwithstanding lower income in the current year, primarily due to no tax recovery being booked in the current year in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses, partially offset by the impact of higher tax-exempt income.

8	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Indirect taxes were up by $16 million, mainly due to higher payroll taxes. Payroll taxes increased due to higher rates and compensation.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $207 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

The statutory income tax rate applicable to CIBC as a legal entity was 26.4% in 2014. The rate will remain the same in future years.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2014 vs. 2013	2013 vs. 2012	2012 vs. 2011
Estimated increase in:
Total revenue	$131	$34	$27
Provision for credit losses	17	3	5
Non-interest expense	83	14	12
Income taxes	5	1	–
Net income	26	16	10
Average US$ appreciation relative to C$	6.9%	2.0%	1.8%

Significant events

Goodwill impairment

During the year, we recognized a goodwill impairment charge of $420 million relating to CIBC FirstCaribbean. This impairment reflects revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region. For additional information, see the Accounting and control matters section and Note 8 to our consolidated financial statements.

Aeroplan Agreements and enhancements to CIBC travel rewards program

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia and TD.

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers. Consistent with its strategy to invest in and deepen client relationships, CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding being acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

In addition to these amounts, CIBC released $81 million of allowance for credit losses related to the sold portfolio, and incurred $3 million in direct costs related to the transaction in the quarter ended January 31, 2014. The net gain on sale of the sold portfolio recognized in the quarter ended January 31, 2014, which included the upfront payments, release of allowance for credit losses and costs related to the transaction, was $278 million ($211 million after-tax).

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of five years (Migration Payments).

•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Separate from the tri-party agreements, CIBC continues with its plan to provide enhancements to our proprietary travel rewards program, delivering on our commitment to give our clients access to a market leading travel rewards program. The enhanced program is built on extensive research and feedback from our clients and from Canadians about what they want from their travel rewards card.

For the year ended October 31, 2014, CIBC incurred incremental costs of $88 million ($64 million after-tax) relating to the development of our enhanced travel rewards programs and in respect of supporting the tri-party agreements. Amounts recognized in respect of Migration Payments in the year ended October 31, 2014 were not significant.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high net worth individuals, families, foundations and endowments in the United States. The results of the acquired business have been consolidated from the date of close and are included in the Wealth Management SBU. For additional information, see Note 3 to our consolidated financial statements.

CIBC 2014 ANNUAL REPORT	9

Management’s discussion and analysis

Voluntary agreement on the reduction of credit card interchange fees

In recent years, the Canadian federal government has held discussions with various stakeholders on the fees paid by merchants to accept credit card payments from their customers, including fees set by payment networks known as interchange fees.

On November 4, 2014, an agreement was announced between the Canadian federal government, VISA and MasterCard for the voluntary reduction of interchange fee rates to an average effective rate of 1.50% for the next five years.

CIBC is evaluating the details of the agreement to assess the impact on CIBC, clients and other stakeholders.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in the quarter ended January 31, 2014.

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2014	2013 (1)
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,050	$2,032	$1,939	$2,255	$2,087	$2,067	$1,985	$2,010
	Wealth Management	584	568	548	502	470	458	443	432
	Wholesale Banking (2)	468	670	606	680	520	589	574	557
	Corporate and Other (2)	115	88	74	197	103	135	122	166
	Total revenue	$3,217	$3,358	$3,167	$3,634	$3,180	$3,249	$3,124	$3,165
	Net interest income	$1,881	$1,875	$1,798	$1,905	$1,893	$1,883	$1,822	$1,855
	Non-interest income	1,336	1,483	1,369	1,729	1,287	1,366	1,302	1,310
	Total revenue	3,217	3,358	3,167	3,634	3,180	3,249	3,124	3,165
	Provision for credit losses	194	195	330	218	271	320	265	265
	Non-interest expenses	2,087	2,047	2,412	1,979	1,930	1,878	1,825	1,988
	Income before taxes	936	1,116	425	1,437	979	1,051	1,034	912
	Income taxes	125	195	119	260	154	173	172	127
	Net income	$811	$921	$306	$1,177	$825	$878	$862	$785
	Net income (loss) attributable to:
	Non-controlling interests	$2	$3	$(11)	$3	$(7)	$1	$2	$2
	Equity shareholders	809	918	317	1,174	832	877	860	783
EPS	- basic	$1.99	$2.26	$0.73	$2.88	$2.02	$2.13	$2.09	$1.88
	- diluted	$1.98	$2.26	$0.73	$2.88	$2.02	$2.13	$2.09	$1.88

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/13

Net income for the quarter was $811 million, down $14 million or 2% from the fourth quarter of 2013.

Net interest income was down $12 million or 1%, primarily due to lower card revenue as a result of the Aeroplan transactions noted above, and lower treasury revenue, partially offset by volume growth across most retail products.

Non-interest income was up $49 million or 4%, primarily due to higher fee-based revenue, partially offset by the charge relating to FVA, shown as an item of note. The same quarter last year included an impairment of an equity position, shown as an item of note.

Provision for credit losses was down $77 million or 28%. In Retail and Business Banking, the provision was down due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio, and lower losses in the business lending portfolio. In Wholesale Banking, the provision was up primarily due to higher losses in the U.S. real estate finance portfolio. In Corporate and Other, the provision was down primarily due to lower losses in CIBC FirstCaribbean.

Non-interest expenses were up $157 million or 8%, primarily due to higher employee-related compensation and computer, software and office expenses. The same quarter last year included the restructuring charge relating to CIBC FirstCaribbean.

Income tax expense was down $29 million or 19%, primarily due to an increase in the relative proportion of income earned in low tax jurisdictions, and lower income.

Compared with Q3/14

Net income for the quarter was $811 million, down $110 million or 12% from the prior quarter.

Net interest income was comparable with the prior quarter as volume growth across most retail products was largely offset by lower trading income.

Non-interest income was down $147 million or 10%, primarily due to the charge relating to FVA noted above. In addition, the prior quarter included a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note.

Provision for credit losses was comparable with the prior quarter. In Retail and Business Banking, the provision was down due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices. In Wholesale Banking, the provision was up due to higher losses in the U.S. real estate finance portfolio. In Corporate and Other, the provision was down primarily due to lower losses in CIBC FirstCaribbean.

Non-interest expenses were up $40 million or 2%, primarily due to higher professional fees and computer software and office equipment expenses.

Income tax expense was down $70 million or 36%, primarily due to lower income.

10	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, largely offset by the impact of the sold Aeroplan portfolio from the first quarter of 2014, the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2014 also included the gain relating to the Aeroplan transactions with Aimia and TD.

Wealth Management revenue has benefitted from the impact of the acquisition of Atlantic Trust from the first quarter of 2014, higher average assets under management (AUM), higher contribution from our investment in ACI, and strong net sales of long-term mutual funds.

Wholesale Banking revenue is influenced, to a large extent, by capital markets conditions, and includes the TEB adjustment. Revenue has also been impacted by the volatility in the structured credit run-off business. The fourth quarter of 2014 included the charge related to FVA, while the third quarter and the first quarter of 2014 included gains within an equity-accounted investment in our merchant banking portfolio and on the sale of an equity investment in our exited European leveraged finance portfolio, respectively. The fourth quarter of 2013 included the impairment of an equity position in our exited U.S. leveraged finance portfolio.

Corporate and Other includes the offset related to the TEB adjustment noted above. The first quarter of 2014 included the gain relating to the Aeroplan transactions noted above and the first quarter of 2013 included the gain on sale of the private wealth management (Asia) business.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio have been trending lower since 2013 and have declined further in 2014 due to credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. A charge resulting from operational changes in the processing of write-offs was included in the first quarter of 2014, and a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios was included in the third quarter of 2013. In Wholesale Banking, the second quarter of 2014 included losses in the exited U.S. leveraged finance portfolio. The second and third quarters of 2013 had higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the second quarter of 2014 had loan losses relating to CIBC FirstCaribbean. The third quarter of 2013 had an increase in the collective allowance, which included estimated credit losses relating to the Alberta floods, while the first and third quarters of 2014 included a decrease in collective allowance, including partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense, as well as higher spending on strategic initiatives. The second quarter of 2014 had a goodwill impairment charge and the fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean. The first half of 2014 and the fourth quarter of 2013 had expenses relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions with Aimia and TD. The first quarter of 2013 also had higher expenses in the structured credit run-off business.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items, and the level of tax-exempt income. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Review of 2013 financial performance

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking (1)	Corporate and Other (1)	CIBC Total
2013 (2)	Net interest income	$5,656	$186	$1,403	$208	$7,453
	Non-interest income	2,155	1,960	832	318	5,265
	Intersegment revenue	338	(343)	5	–	–
	Total revenue	8,149	1,803	2,240	526	12,718
	Provision for credit losses	930	1	44	146	1,121
	Non-interest expenses	4,051	1,301	1,317	952	7,621
	Income (loss) before taxes	3,168	501	879	(572)	3,976
	Income taxes	791	116	180	(461)	626
	Net income (loss)	$2,377	$385	$699	$(111)	$3,350
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(2)	$(2)
	Equity shareholders	2,377	385	699	(109)	3,352
2012 (2)	Net interest income	$5,518	$187	$1,113	$508	$7,326
	Non-interest income	2,098	1,783	912	366	5,159
	Intersegment revenue	294	(296)	2	–	–
	Total revenue	7,910	1,674	2,027	874	12,485
	Provision for credit losses	1,080	–	142	69	1,291
	Non-interest expenses	3,950	1,238	1,109	905	7,202
	Income (loss) before taxes	2,880	436	776	(100)	3,992
	Income taxes	724	101	187	(323)	689
	Net income	$2,156	$335	$589	$223	$3,303
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$9	$9
	Equity shareholders	2,156	335	589	214	3,294

(1)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	11

Management’s discussion and analysis

The following discussion provides a comparison of our results of operations for the years ended October 31, 2013 and 2012.

Overview

Net income for 2013 was $3,350 million, compared with $3,303 million in 2012. The increase in net income of $47 million was due to higher revenue, a lower provision for credit losses, and lower income taxes, partially offset by higher non-interest expenses.

Revenue by segments

Retail and Business Banking

Revenue was up $239 million or 3% from 2012, primarily due to volume growth across most retail products, wider retail spreads and higher fees, partially offset by lower revenue from our exited FirstLine mortgage broker business.

Wealth Management

Revenue was up $129 million or 8% from 2012, primarily due to higher fee-based revenue in retail brokerage, higher assets under management, strong net sales of long-term mutual funds and higher contribution from our investment in ACI.

Wholesale Banking

Revenue was up $213 million or 11% from 2012, primarily due to higher revenue from corporate banking and investment portfolio gains within corporate and investment banking and higher capital markets revenue.

Corporate and Other

Revenue was down $348 million or 40% from 2012, mainly due to lower treasury revenue and a higher TEB adjustment.

Consolidated CIBC

Net interest income

Net interest income was up $127 million or 2% from 2012, primarily due to higher trading income, wider retail spreads, volume growth across most retail products and higher revenue from corporate banking, partially offset by lower treasury revenue.

Non-interest income

Non-interest income was up $106 million or 2% from 2012, primarily due to higher client assets under management driven by market appreciation and net sales of long-term mutual funds, and higher fees due to growth in our corporate lending business. This was partially offset by losses from our exited U.S. leveraged finance portfolio and higher losses on economic hedging activities.

Provision for credit losses

Provision for credit losses was down $170 million or 13% from 2012. In Retail and Business Banking, the provision was down due to lower write-offs and bankruptcies in the cards portfolio and lower losses in the personal lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note. In Wholesale Banking, the provision was down mainly due to lower losses in the U.S. real estate finance portfolio. 2012 included losses in the exited U.S. leveraged finance portfolio and 2013 included losses in the exited European leveraged finance portfolio, both shown as items of note. In Corporate and Other, the provision was up due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased, which included $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note. The increase in the collective allowance relating to the personal lending portfolio was largely offset by a decrease to the collective allowance relating to the commercial lending portfolio.

Non-interest expenses

Non-interest expenses increased by $419 million or 6% from 2012, primarily due to higher employee compensation and benefits which included a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note, and higher expenses in the structured credit run-off business which included the Lehman-related settlement charge shown as an item of note.

Income taxes

Income tax expense was $626 million, compared with $689 million in 2012. This change was primarily due to higher tax-exempt income in 2013.

Outlook for calendar year 2015

Global growth is on track to be only marginally stronger in 2015, as an easing pace in China and recession risks in Russia, coupled with still sluggish gains in Europe, offset an expected acceleration in North America. The U.S. appears to be gathering momentum from improved credit access for households and the income gains associated with healthy job growth, which is expected to set the stage for nearly 3% real GDP growth in 2015. Canada’s growth rate should run in the 2.5% to 3.0% range, with exports lifted by improved U.S. demand and a weaker Canadian dollar, and federal tax cuts underpinning moderate growth in consumption, countering reduced activity in housing construction. The U.S. Federal Reserve is likely to begin lifting interest rates moderately in the first half of the year, with the Bank of Canada waiting until later in 2015 before following suit, given its higher starting point for rates, but long-term yields could rise early in the year in both countries in anticipation of that policy tightening.

Retail and Business Banking could see a moderation in already temperate growth in mortgage credit if house price inflation eases on rising mortgage rates, but non-auto consumer credit is unlikely to decelerate from its already modest pace. Demand for business credit should continue to grow at a healthy pace, with tighter capacity use and a more competitive exchange rate supporting business capital spending. A further drop in the unemployment rate and rising profits should support credit quality, but business and household insolvency rates are unlikely to dip from what are already very low levels.

Equity markets might see somewhat slower gains and moderating new issuance volumes after a strong 2014, but growing pools of household savings will support demand for wealth management.

Wholesale Banking should benefit as business capital spending picks up somewhat from very low levels, supporting the demand for corporate financing. Provincial governments will continue to have elevated financing needs, including those tied to ongoing infrastructure projects.

12	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page to calculate the adjusted EPS.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted ROE.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note to calculate the adjusted effective tax rate.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. The economic capital measure is based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Managed loans and acceptances

Under Canadian GAAP, securitized loans were removed from the consolidated balance sheet upon sale. Loans on a managed basis included securitization inventory as well as loans and securities sold. We used this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

CIBC 2014 ANNUAL REPORT	13

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		IFRS				Canadian GAAP
$ millions, as at or for the year ended October 31		2014	2013 (1)	2012 (1)	2011	2010
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$3,131	$3,253	$3,136	$2,728	$2,283
After-tax impact of items of note (2)		442	219	88	316	200
After-tax impact of items of note on non-controlling interests		(10)	–	–	–	–
Dividends on convertible preferred shares (3)		–	–	–	(38)	–
Adjusted net income attributable to diluted common shareholders (4)	B	$3,563	$3,472	$3,224	$3,006	$2,483
Reported diluted weighted average common shares outstanding (thousands)	C	398,420	401,261	404,145	406,696	388,807
Removal of impact of convertible preferred shares (thousands) (3)		–	–	–	(9,609)	–
Adjusted diluted weighted average shares outstanding (thousands) (4)	D	398,420	401,261	404,145	397,087	388,807
Reported diluted EPS ($)	A/C	$7.86	$8.11	$7.76	$6.71	$5.87
Adjusted diluted EPS ($) (4)	B/D	8.94	8.65	7.98	7.57	6.39
Reported and adjusted efficiency ratio
Reported total revenue	E	$13,376	$12,718	$12,485	$12,435	$12,085
Pre-tax impact of items of note (2)		(276)	(30)	(9)	21	(291)
TEB		421	357	281	189	53
Adjusted total revenue (4)	F	$13,521	$13,045	$12,757	$12,645	$11,847
Reported non-interest expenses	G	$8,525	$7,621	$7,202	$7,486	$7,027
Pre-tax impact of items of note (2)		(539)	(249)	(63)	(358)	(99)
Adjusted non-interest expenses (4)	H	$7,986	$7,372	$7,139	$7,128	$6,928
Reported efficiency ratio	G/E	63.7%	59.9%	57.7%	60.2%	58.1%
Adjusted efficiency ratio (4)	H/F	59.1%	56.5%	56.0%	56.4%	58.5%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$3,131	$3,253	$3,136	$2,690	$2,283
After-tax impact of items of note (2)		442	219	88	316	200
After-tax impact of items of note on non-controlling interests		(10)	–	–	–	–
Adjusted net income attributable to common shareholders (4)	J	$3,563	$3,472	$3,224	$3,006	$2,483
Dividends paid to common shares	K	$1,567	$1,523	$1,470	$1,391	$1,350
Reported dividend payout ratio	K/I	50.0%	46.8%	46.9%	51.7%	59.1%
Adjusted dividend payout ratio (4)	K/J	44.0%	43.9%	45.6%	46.3%	54.4%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	L	$ 17,067	$15,167	$14,116	$12,145	$11,772
Reported return on common shareholders’ equity	I/L	18.3%	21.4%	22.2%	22.2%	19.4%
Adjusted return on common shareholders’ equity (4)	J/L	20.9%	22.9%	22.8%	24.8%	21.1%
Reported and adjusted effective tax rate
Reported income before income taxes	M	$3,914	$3,976	$3,992	$3,805	$4,012
Pre-tax impact of items of note (2)		408	298	107	328	(333)
Adjusted income before income taxes (4)	N	$4,322	$4,274	$4,099	$4,133	$3,679
Reported income taxes	O	$699	$626	$689	$927	$1,533
Tax impact of items of note (2)		(34)	79	49	24	(533)
Adjusted income taxes (4)	P	$665	$705	$738	$951	$1,000
Reported effective tax rate	O/M	17.9%	15.8%	17.3%	24.4%	38.2%
Adjusted effective tax rate (4)	P/N	15.4%	16.5%	18.0%	23.0%	27.2%
Loan loss ratio
Loans and acceptances (net of allowances for credit losses)						$184,576
Add: loans securitized						53,669
Managed loans and acceptances (4)	Q					$238,245
Specific provision for credit losses						$1,201
Add: losses on securitized portfolio						135
Specific provision for credit losses on a managed basis (4)	R					$1,336
Loan loss ratio (on managed basis) (4)	R/Q					0.56%

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
IFRS
2014 Reported net income		$2,483	$471	$895	$(634)	$3,215
After-tax impact of items of note (2)		(64)	15	18	473	442
Adjusted net income (4)		$2,419	$486	$913	$(161)	$3,657
2013 (1) Reported net income		$2,377	$385	$699	$(111)	$3,350
After-tax impact of items of note (2)		38	4	118	59	219
Adjusted net income (4)		$2,415	$389	$817	$(52)	$3,569
2012 (1) Reported net income		$2,156	$335	$589	$223	$3,303
After-tax impact of items of note (2)		8	(34)	67	17	58
Adjusted net income (4)		$2,164	$301	$656	$240	$3,361
2011 Reported net income		$2,184	$279	$543	$(128)	$2,878
After-tax impact of items of note (2)		9	1	100	194	304
Adjusted net income (4)		$2,193	$280	$643	$66	$3,182
Canadian GAAP
2010 Reported net income		$1,843	$225	$342	$42	$2,452
After-tax impact of items of note (2)		–	(6)	156	50	200
Adjusted net income (4)		$1,843	$219	$498	$92	$2,652

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Reflects impact of items of note under “2014 Financial results” section and below.
(3)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital (NVCC) advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.
(4)	Non-GAAP measure.

14	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Impact of the items of note in prior years

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•

$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis ($23 million after-tax in Wholesale Banking and $1 million after-tax in Corporate and Other);

•

$30 million ($25 million after-tax) amortization of intangible assets ($8 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $16 million after-tax in Corporate and Other);

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Wholesale Banking);
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group Acquisition Corporation, net of associated expenses (Wholesale Banking); and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $9 million, provision for credit losses by $53 million and non-interest expenses by $63 million, and decreased income tax expense by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

2011

Net income was affected by the following items of note:

•	$203 million goodwill impairment charge relating to CIBC FirstCaribbean (Corporate and Other);
•	$178 million ($128 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$90 million ($65 million after-tax) loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities (Corporate and Other);
•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses (Wholesale Banking);
•	$76 million ($55 million after-tax) reduction in the collective allowance (Corporate and Other);
•	$37 million after-tax gain on the sale of CIBC Mellon Trust Company’s Issuer Services business (Corporate and Other);
•

$35 million ($28 million after-tax) amortization of intangible assets ($9 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $18 million after-tax in Corporate and Other); and

•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business (Wholesale Banking).

The above items of note decreased revenue by $21 million, provision for credit losses by $51 million, increased non-interest expenses by $358 million, and decreased income tax expense by $24 million. In aggregate, these items of note decreased net income by $304 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

2010 (Canadian GAAP)

Net income was affected by the following items of note:

•	$232 million ($161 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities (Corporate and Other);
•	$141 million ($98 million after-tax) reduction in the general allowance (Corporate and Other);
•

$25 million net deferred tax assets write-down resulting from the enactment of lower Ontario corporate tax rates ($6 million increase in Wealth Management and $31 million write-down in Corporate and Other);

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits (Wholesale Banking); and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on MTM of credit derivatives in our corporate loan hedging program (Wholesale Banking).

The above items of note increased revenue by $291 million, decreased provision for credit losses by $141 million, increased non-interest expenses by $99 million, and income tax expense by $533 million. In aggregate, these items of note decreased net income by $200 million.

CIBC 2014 ANNUAL REPORT	15

Management’s discussion and analysis

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury, which all form part of Corporate and Other. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury, as noted below. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

During the year, the Strategy and Corporate Development functional group was moved into Administration. This change had no impact on our reported results.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a TEB basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

16	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Our business strategy

Retail and Business Banking has actively shifted its strategy to a client focus with the objective of enhancing the client experience and accelerating profitable revenue growth across all of our channels. To deliver on our objectives, we are focused on making banking easy, personalized, and flexible, which will support us in deepening client relationships, and acquiring and retaining clients.

2014 progress

Accelerating Profitable Revenue Growth	Enhancing the Client Experience

•       We put innovation in the hands of our clients with our new CIBC Tim Hortons Double Double Visa Card. The card leverages a first-of-its-kind two-button technology that combines a no annual fee CIBC Visa credit card with a Tim Hortons rewards card.

•       Our CIBC Aventura Travel Rewards Program exceeded sales expectations for the year, by delivering the flexibility Canadians told us they valued in a rewards card, including the ability to travel on points on any airline.

•       The first phase of our branch-based technology platform called COMPASS, was rolled out to all of our branches, enabling our advisors to strengthen and deepen relationships with new and existing clients.

•       We expanded Small Business Advisory services to better meet client needs and help us grow this portfolio.

•       Our efforts to renew FirstLine mortgage clients into a CIBC-brand mortgage continued to exceed expectations, with 47% of renewing clients choosing to switch to CIBC. This provides us with an opportunity to deepen our relationship with these clients by meeting their broader financial needs.

•       CIBC earned continued external recognition for online and mobile banking. We were recognized for having the best mobile banking offer among the Big 5 banks by Forrester Research. In addition, we were named “Best Consumer Internet Bank – Canada” and “Best Integrated Consumer Bank Site – North America” by Global Finance.

•       We were the first major bank in Canada to offer remote deposit capture using a mobile device. CIBC eDeposit allows our clients to deposit cheques by simply taking a picture using their smartphone and CIBC’s Mobile Banking App. More than two million cheques were deposited using our eDeposit feature in 2014.

•       CIBC was also the first bank in Canada to deliver eDeposit to our business banking clients, enabling them to quickly scan, securely upload and deposit a large number of cheques in a single transaction using a desktop cheque scanner.

•       We launched a significant expansion of our industry-leading mobile payments offer, bringing the offer to the TELUS, Bell, and Virgin Mobile networks, giving more Canadians the opportunity to pay with their phone and furthering CIBC’s leadership position in this growing market.

•       We implemented a new partnership with the Greater Toronto Airports Authority as its exclusive financial institution sponsor at Toronto Pearson International Airport, providing CIBC clients and other travelers innovative access to financial services at Canada’s largest airport.

Our focus for 2015

Our focus in the coming year will be to pursue our strategy to make banking easy, personalized, and flexible for our clients.

Easy: We will continue to focus on simplifying and automating processes to make it as easy as possible for our clients to manage their banking and apply for new products and services with CIBC.

Personalized: Clients want their bank to know them, and understand their needs. We will continue to make progress in leveraging technology and innovation to deepen client relationships, including providing differentiated service to clients based on their relationship with CIBC and their banking preferences.

Flexible: Access to finance is becoming increasingly important to earning a client’s business and forming a deeper banking relationship with them. CIBC leads the market in delivering innovations to clients that allow them to bank where, when, and how they want, such as mobile banking, eDeposit, and mobile payments. We will continue to invest in these areas in 2015.

2014 financial review

Revenue(1) ($ billions)	Net income(1) ($ billions)	Average funds managed ($ billions)	Efficiency ratio(1) (%)

CIBC 2014 ANNUAL REPORT	17

Management’s discussion and analysis

Personal banking

•       6.6% growth in total Personal banking funds managed

•       Strong growth in CIBC-brand funds managed at 7.9%, led by CIBC-brand mortgage growth of 14.8%

•       FirstLine retention of 47% for 2014 exceeded target level of 25%

•       Increased frontline sales force by 5.8% year-over-year

Average funds managed – Personal banking(1) ($ billions)

Business banking • 7.0% growth in Business banking funds managed • Business lending grew 5.2%, led by 8.6% growth in core lending balances • Business deposits grew 8.4%	Average funds managed – Business banking ($ billions)

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

18	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
Personal banking	$6,362	$6,034	$5,794
Business banking	1,530	1,529	1,508
Other	384	586	608
Total revenue	8,276	8,149	7,910
Provision for credit losses	731	930	1,080
Non-interest expenses	4,238	4,051	3,950
Income before taxes	3,307	3,168	2,880
Income taxes	824	791	724
Net income	$2,483	$2,377	$2,156
Net income attributable to:
Equity shareholders (a)	$2,483	$2,377	$2,156
Efficiency ratio	51.2%	49.7%	49.9%
Return on equity (3)	64.1%	62.5%	63.8%
Charge for economic capital (3) (b)	$(479)	$(478)	$(439)
Economic profit (3) (a+b)	$2,004	$1,899	$1,717
Average assets ($ billions)	$229.9	$226.9	$227.1
Full-time equivalent employees	21,864	21,781	21,857

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $106 million or 4% from 2013, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $127 million or 2% from 2013.

Personal banking revenue was up $328 million or 5%, primarily due to volume growth across most products and higher fees.

Business banking revenue was comparable with 2013, as volume growth was offset by narrower spreads.

Other was down $202 million or 34%, primarily due to lower cards revenue as a result of the Aeroplan transactions and lower revenue from our exited FirstLine mortgage broker business, partially offset by the gain relating to the Aeroplan transactions in the current year, shown as an item of note.

Provision for credit losses

Provision for credit losses was down $199 million or 21% from 2013, mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The current year also had lower losses in the business lending portfolio. The current year included a charge resulting from operational changes in the processing of write-offs, and the prior year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, both shown as items of note.

Non-interest expenses

Non-interest expenses were up $187 million or 5% from 2013, primarily due to higher spending on strategic initiatives, and the costs relating to the development of our enhanced travel rewards program and the Aeroplan transactions shown as an item of note.

Income taxes

Income taxes were up $33 million or 4% from 2013, primarily due to higher income.

Average assets

Average assets were up $3.0 billion or 1% from 2013 due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Excluding exited FirstLine mortgages and the sold Aeroplan portfolio, average assets grew by 9%.

CIBC 2014 ANNUAL REPORT	19

Management’s discussion and analysis

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Our business strategy

In Wealth Management we seek to grow our business in Canada and internationally, particularly in the United States. This growth is supported by three strategic priorities:

1.	Enhance the client experience and strengthen relationships
2.	Attract new clients
3.	Pursue strategic growth opportunities

2014 progress

We made good progress in 2014 against our strategic objectives.

Enhance the client experience and strengthen relationships	Attract new clients	Pursue strategic growth opportunities

•       CIBC Investor’s Edge continued to build value for clients with the launch of the $6.95 flat-fee trading and new technical analysis tools.

•       In CIBC Private Wealth Management, we expanded our branch footprint in Alberta and British Columbia to provide added convenience and service for our high net worth clients.

•       In CIBC Wood Gundy, we continued to invest in our strong technology platform having launched a pilot program to significantly streamline the new client and account opening process.

•       We launched the Family Wealth Forum to provide high net worth clients the knowledge and tools to preserve family legacy and wealth.

•       We achieved $100 billion in AUM in our Canadian asset management business and our 5th consecutive record for long-term mutual funds net sales of $5.4 billion.

•       We are growing our assets by attracting high quality advisors and relationship managers to our full-service brokerage and private wealth management platforms, which includes CIBC Wood Gundy, CIBC Private Wealth Management and Atlantic Trust.

• We completed our acquisition of Atlantic
Trust, a U.S. private wealth management
firm as part of our strategic plan to grow our
North American wealth management
business.

•       To complement our organic growth
momentum, we seek acquisitions and
investments that align to our risk profile.

Our focus for 2015

Our strategic priorities remain the same for 2015, focused on:

•	Offering leading wealth management solutions for high net worth individuals primarily in North America
•	Attracting and deepening client relationships within the high net worth and institutional client segments through our integrated offer
•	Being a top-performing global active asset management firm
•	Pursuing strategic opportunities aligned with our North American growth strategy

2014 financial review

Revenue ($ billions)	Net income(1) ($ millions)	Assets under administration ($ billions)	Mutual funds ($ billions)

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

20	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Retail brokerage

•       11% growth in AUA – retail brokerage
•       16% growth in AUA – online brokerage
•       CIBC Wood Gundy, our full service brokerage, continues to strengthen client relationships with overall client satisfaction amongst the industry leaders

Assets under administration – CIBC Wood Gundy ($ billions)

Asset management

•       14% growth in assets under management
•       Record net sales of long-term mutual funds of $5.4 billion
•       Launched several new funds to meet investors’ evolving investment needs, with a focus on providing income solutions, mitigating the impact of currency fluctuations and market volatility

Assets under management – Asset management(1) ($ billions)

Private wealth management

•       214% growth in funds managed and assets under administration
•       In January 2014, we completed our acquisition of Atlantic Trust, a U.S. private wealth management firm
•       CIBC Private Wealth Management expanded its branch footprint in Alberta and British
Columbia to provide added convenience and service for our high net worth clients

Funds managed and Assets under administration – Private wealth management ($ billions)

(1)	Certain prior year information has been restated to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	21

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
Retail brokerage	$1,185	$1,060	$1,014
Asset management	742	621	560
Private wealth management	275	122	100
Total revenue	2,202	1,803	1,674
Provision for credit losses	–	1	–
Non-interest expenses	1,582	1,301	1,238
Income before taxes	620	501	436
Income taxes	149	116	101
Net income	$471	$385	$335
Net income attributable to:
Non-controlling interests	$2	$–	$–
Equity shareholders (a)	469	385	335
Efficiency ratio	71.8%	72.2%	74.0%
Return on equity (3)	22.4%	20.4%	19.6%
Charge for economic capital (3) (b)	$(255)	$(231)	$(214)
Economic profit (3) (a+b)	$214	$154	$121
Average assets ($ billions)	$4.4	$4.0	$4.0
Assets under administration ($ billions)	$296.8	$233.9	$217.1
Full-time equivalent employees	4,169	3,840	3,783

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $86 million or 22% from 2013, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $399 million or 22% from 2013.

Retail brokerage revenue was up $125 million or 12%, primarily due to higher fee-based and commission revenue.

Asset management revenue was up $121 million or 19%, primarily due to higher client AUM driven by market appreciation and higher net sales of long-term mutual funds, and higher contribution from our investment in ACI.

Private wealth management revenue was up $153 million or 125%, mainly due to the acquisition of Atlantic Trust on December 31, 2013, and growth in client balances.

Non-interest expenses

Non-interest expenses were up $281 million or 22% from 2013, primarily due to the impact of the acquisition noted above and higher performance-based compensation.

Income taxes

Income taxes were up $33 million or 28% from 2013, mainly due to higher income.

Assets under administration

Assets under administration were up $62.9 billion or 27% from 2013, due to the acquisition of Atlantic Trust, strong net flows and market appreciation.

22	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Our business strategy

Our goal is to be the leading integrated solutions partner for our clients. We are focused on developing deep client relationships and earning our clients’ trust through unparalleled execution and innovation, and strong collaboration across CIBC.

2014 progress

We made good progress in 2014 against our strategy.

Add the most value to clients in Canada	Serve our priority clients abroad	Identify and export our core capabilities

•       We continued to add value and strengthen service through enhanced client coverage and the delivery of strategic solutions across our businesses.

•       We continued to enhance our leading e-business capabilities to meet client trading needs across asset classes.

•       We provided value to our clients through award-winning research spanning economics, commodities, foreign exchange and equities.

•       We helped clients grow globally through expanded lending and advisory mandates, particularly in the areas of energy, mining and infrastructure.

•       We expanded our suite of capital markets products to support our clients’ businesses, particularly in the areas of foreign exchange, fixed income, commodities and equity derivatives in key regions globally.

•       We continued to invest in our U.S. platform with a focus on energy and infrastructure.

•       We also leveraged our industry expertise to grow our global presence in infrastructure and project finance, with a focus on client needs in the U.S., Europe, Asia and select international locations.

Our focus for 2015

To achieve our goal, we are focused on three strategic priorities:

•	Deepening client relationships and further strengthening our products and platform in Canada to be the leading partner for our clients
•	Targeted international growth aligned to core sectors and clients that we know well and where we have deep expertise
•	Continuing to collaborate and innovate to deliver ideas and solutions to Retail and Business Banking, Wealth Management and Wholesale Banking clients across CIBC

2014 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Economic capital(2) ($ billions)	Average value-at-risk (VaR) ($ millions)

We participated in a number of key transactions such as:

•	Joint bookrunner in a new $3.5 billion revolving credit facility and joint lead agent and joint bookrunner for $1 billion of senior secured bonds for North West Redwater Partnership;
•	Joint bookrunner on a $2 billion bond financing for TELUS;
•	Joint bookrunner on PrairieSky Royalty’s $1.7 billion initial public offering and $2.6 billion secondary offering of common shares;
•	Joint lead on the $1.5 billion inaugural 50-year financing for the Government of Canada;
•

Financial advisor to WSP Global Inc. for its US$1.2 billion acquisition of Parsons Brinckerhoff, and to finance the acquisition, sole bookrunner on US$1.6 billion in credit facilities and joint bookrunner on its $538 million offering of subscription receipts;

•	Financial advisor to Penn-West Petroleum on the sale of certain assets with a value of approximately $500 million in three separate transactions;
•	Joint bookrunner on Cardinal Energy’s $248 million initial public offering; and
•	Financial advisor to Merit Energy on the sale of oil and gas assets with a value of approximately US$1.4 billion.

CIBC 2014 ANNUAL REPORT	23

Management’s discussion and analysis

Capital markets

•       Named best Canadian Prime Broker in the 2014 Canadian Hedge Fund Awards

•       Ranked #1 IPO underwriter in Canada

Bloomberg

•       Ranked #1 in Canadian equity trading – by volume, value and number of trades

TSX and ATS Market Share Report, 2009 – present

•       2014 Greenwich Share Leader in Canadian Equity Trading Share

Greenwich Associates 2014 Canadian Equity Investors Study

•       Named Canada Derivatives House Of The Year

2014 Global Capital Americas Derivatives Awards

•       Ranked #1 for Retail Structured Products

Bloomberg

Revenue – Capital markets(1) ($ millions)

Corporate and investment banking

•       Ranked #1 in Corporate Lending Loan Syndication by value and number of deals led

Thomson Reuters League Tables, September 2014

•       Won five awards for Project Finance Deals of 2013

Project Finance Magazine and Project Finance International Magazine

•       Ranked #2 in Investment Banking Market Share

Brendan Woods International, 2014

•       Among the Top 20 greenest banks in the world

Bloomberg Markets Magazine

Revenue – Corporate and investment banking(1) ($ millions)

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	For additional information, see the “Non-GAAP measures” section.

24	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
Capital markets	$1,193	$1,265	$1,193
Corporate and investment banking	1,120	919	793
Other	111	56	41
Total revenue (3)	2,424	2,240	2,027
Provision for credit losses	43	44	142
Non-interest expenses	1,219	1,317	1,109
Income before taxes	1,162	879	776
Income taxes (3)	267	180	187
Net income	$895	$699	$589
Net income attributable to:
Equity shareholders (a)	$895	$699	$589
Efficiency ratio	50.3%	58.8%	54.7%
Return on equity (4)	37.4%	32.4%	28.5%
Charge for economic capital (4) (b)	$(294)	$(269)	$(262)
Economic profit (4) (a+b)	$601	$430	$327
Average assets ($ billions)	$122.5	$121.3	$115.0
Full-time equivalent employees	1,304	1,273	1,268

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $421 million (2013: $357 million; 2012: $281 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $196 million or 28% from 2013, primarily due to higher revenue and lower non-interest expenses, partially offset by higher taxes.

Revenue

Revenue was up $184 million or 8% from 2013.

Capital markets revenue was down $72 million or 6% due to the charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives, shown as an item of note, and lower debt underwriting activity, partially offset by higher revenue from equity issuances, equity derivatives and foreign exchange trading.

Corporate and investment banking revenue was up $201 million or 22%, primarily due to higher revenue from corporate banking, U.S. real estate finance and equity issuances. The current year had a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note.

Other revenue was up $55 million or 98%, primarily due to a gain on the sale of an equity investment in our exited European leveraged finance portfolio in the current year and an impairment of an equity position associated with our exited U.S. leveraged finance portfolio in the prior year, both shown as items of note. These were partially offset by losses in the structured credit run-off business compared with gains in the prior year.

Provision for credit losses

Provision for credit losses was comparable with 2013. The current year had losses in our exited U.S. leveraged finance portfolio, while the prior year had losses in our exited European leveraged finance portfolio, both shown as items of note.

Non-interest expenses

Non-interest expenses were down $98 million or 7% from 2013, as the prior year included expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings Inc., shown as an item of note, partially offset by higher spending on strategic initiatives and higher employee-related costs.

Income taxes

Income taxes were up $87 million or 48% from 2013, primarily due to higher income.

Average assets

Average assets were up $1.2 billion or 1% from 2013, primarily due to higher loan balances in corporate banking and U.S. real estate finance, partially offset by lower derivatives valuation.

CIBC 2014 ANNUAL REPORT	25

Management’s discussion and analysis

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the year ended October 31	2014	2013	2012
Net interest income (expense)	$(30)	$(50)	$(67)
Trading income	35	80	35
FVO losses	(16)	(11)	(12)
Other income	–	26	45
Total revenue	(11)	45	1
Non-interest expenses	4	159	21
Loss before taxes	(15)	(114)	(20)
Income taxes	(4)	(30)	(5)
Net loss	$(11)	$(84)	$(15)

Net loss for the year was $11 million (US$10 million), compared with $84 million (US$84 million) for 2013.

The net loss for the year was mainly due to net interest expenses, a decrease in the value of gross receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, and losses on terminations. These were partially offset by gains on unhedged positions and a reduction in credit valuation adjustment (CVA) relating to financial guarantors.

During the year, terminations reduced the notional of the purchased credit derivatives with financial guarantors by US$243 million. The completion of these transactions resulted in an aggregate pre-tax loss of $9 million (US$9 million), or $7 million (US$6 million) after-tax.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2014		Investment and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$212	$149	$–	$–	$212	$149
CLO	1,429	1	1,391	1,394	1,147	14	2,334	24	36	1
Corporate debt	–	–	–	–	3,952	2	–	–	3,952	4
Other	540	368	24	23	368	27	18	3	12	–
Unmatched	–	–	–	–	–	–	–	–	444	–
	$1,969	$369	$1,415	$1,417	$5,679	$192	$2,352	$27	$4,656	$154
October 31, 2013	$3,269	$494	$2,497	$2,507	$7,543	$269	$4,718	$87	$5,145	$188

(1)	Excluded from the table above are AFS equity securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$23 million (2013: US$10 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$63 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (67%) and European-based (31%) senior secured leveraged loans. As at October 31, 2014, approximately 77% of the total notional amount of the CLO tranches was rated equivalent to AAA, 21% was rated between the equivalent of AA+, and the remainder was the equivalent of A or lower. As at October 31, 2014, approximately 21% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 4% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted average life of 2.0 years and average subordination of 31%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 26-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

26	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Other

Our significant positions in the Investments and loans section within Other, as at October 31, 2014, include:

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$257 million and a fair value of US$240 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$54 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;

•

US$117 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$95 million;

•	US$25 million notional value of CDO trading securities with collateral consisting of high-yield corporate debt portfolios with a fair value of US$24 million; and
•	US$25 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$24 million and carrying value of US$23 million.

Our significant positions in the Written credit derivatives, liquidity and credit facilities section within Other, as at October 31, 2014, include:

•

US$249 million notional value of written credit derivatives with a fair value of US$27 million on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and

•	US$75 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2014	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$1,468	$–	$–	$18	$–	$1,486	$23	$(4)	$19
Unrated	866	–	–	–	–	866	11	(3)	8
	2,334	–	–	18	–	2,352	34	(7)	27
Other counterparties (1)
Investment grade	36	10	212	12	–	270	150	–	150
Unrated	–	3,942	–	–	444	4,386	4	–	4
	$36	$3,952	$212	$12	$444	$4,656	$154	$–	$154
Total	$2,370	$3,952	$212	$30	$444	$7,008	$188	$(7)	$181
October 31, 2013	$4,642	$4,271	$241	$229	$480	$9,863	$312	$(37)	$275
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2014 was US$267 million relative to US$4 million of net exposure.

Lehman Brothers bankruptcy proceedings

In 2013, we recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

CIBC 2014 ANNUAL REPORT	27

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

During the year, the Strategy and Corporate Development functional group was moved into Administration. This change had no impact on our reported results.

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
International banking	$601	$593	$582
Other	(127)	(67)	292
Total revenue (3)	474	526	874
Provision for credit losses	163	146	69
Non-interest expenses	1,486	952	905
Loss before taxes	(1,175)	(572)	(100)
Income taxes (3)	(541)	(461)	(323)
Net income (loss)	$(634)	$(111)	$223
Net income (loss) attributable to:
Non-controlling interests	$(5)	$(2)	$9
Equity shareholders	(629)	(109)	214
Full-time equivalent employees	17,087	16,145	15,687

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	TEB adjusted. See footnote 3 in “Wholesale Banking” section for additional details.

Financial overview

Net loss was up $523 million compared with 2013, mainly due to higher non-interest expenses and lower revenue.

Revenue

Revenue was down $52 million or 10% from 2013.

International banking revenue was up $8 million or 1% from 2013, primarily due to favourable foreign exchange rates. The prior year included the gain on the sale of our private wealth management (Asia) business, shown as an item of note.

Other revenue was down $60 million from 2013 due to lower treasury revenue and a higher TEB adjustment, partially offset by the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note in the current year.

Provision for credit losses

Provision for credit losses was up $17 million or 12%, primarily due to the loan losses in the current year relating to CIBC FirstCaribbean, shown as an item of note, partially offset by a decrease in the collective allowance. The prior year included estimated credit losses related to the Alberta floods, shown as an item of note, a portion of which was estimated to not be required and therefore reversed in the current year.

Non-interest expenses

Non-interest expenses were up $534 million or 56% from 2013, primarily due to the goodwill impairment charge relating to CIBC FirstCaribbean, shown as an item of note, and higher unallocated support costs. The prior year included a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note.

Income taxes

Income tax benefit was up $80 million, primarily due to a higher TEB adjustment and lower income. No tax recovery was booked in the current year on the CIBC FirstCaribbean goodwill impairment charge and loan losses that were shown as an item of note.

28	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Financial condition

Review of consolidated balance sheet

$ millions, as at October 31	2014	2013 (1)
Assets
Cash and deposits with banks	$13,547	$6,379
Securities
Trading	47,061	44,070
AFS	12,228	27,627
FVO	253	287
	59,542	71,984
Securities borrowed or purchased under resale agreements	36,796	28,728
Loans and acceptances
Residential mortgages	157,526	150,938
Personal	35,458	34,441
Credit card	11,629	14,772
Business and government	65,287	57,927
Allowance for credit losses	(1,660)	(1,698)
	268,240	256,380
Derivative instruments	20,680	19,947
Other assets	16,098	14,588
	$414,903	$398,006
Liabilities and equity
Deposits
Personal	$130,085	$125,034
Business and government	148,793	134,736
Bank	7,732	5,592
Secured borrowings	38,783	49,802
	325,393	315,164
Obligations related to securities lent or sold short or under repurchase agreements	23,764	20,313
Derivative instruments	21,841	19,724
Acceptances	9,212	9,721
Other liabilities	10,932	10,862
Subordinated indebtedness	4,978	4,228
Equity	18,783	17,994
	$414,903	$398,006

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Assets

Total assets as at October 31, 2014 were up $16.9 billion or 4% from 2013.

Cash and deposits with banks were up $7.2 billion or 112%, mainly due to higher treasury deposit placements.

Securities decreased by $12.4 billion or 17%, due to a decrease in AFS securities, partially offset by an increase in trading securities. AFS securities decreased due to treasury activities, including the sale of government and corporate bonds, as well as maturities. Trading securities increased mainly due to higher client-driven equity trading activities in Wholesale Banking. Further details on the composition of securities are provided in the “Supplementary annual financial information” section and Note 4 to the consolidated financial statements.

Securities borrowed or purchased under resale agreements increased by $8.1 billion or 28%, mainly due to treasury activities, including the proceeds from the sale and maturities of AFS securities discussed above.

Loans and acceptances increased by $11.9 billion or 5%. Business and government loans and acceptances were up $7.4 billion or 13%, primarily due to growth in the business lending portfolio in Canada and the U.S. real estate finance portfolio. Residential mortgages were up $6.6 billion or 4%, primarily due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Personal loans were up $1.0 billion or 3%, due to volume growth. Credit card loans were down $3.1 billion or 21% primarily due to the Aeroplan transactions with Aimia and TD. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.

Derivative instruments increased by $733 million or 4%, largely driven by an increase in foreign exchange derivative valuation, partially offset by a decrease in interest rate derivatives valuation.

Other assets increased by $1.5 billion or 10%, primarily due to an increase in collateral pledged for derivatives and assets acquired as a result of the acquisition of Atlantic Trust, partially offset by the goodwill impairment relating to CIBC FirstCaribbean.

CIBC 2014 ANNUAL REPORT	29

Management’s discussion and analysis

Liabilities

Total liabilities as at October 31, 2014 were up $16.1 billion or 4% from 2013.

Deposits were up $10.2 billion or 3%, driven by retail and wholesale volume growth, partially offset by lower outstanding wholesale secured funding. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 10 to the consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $3.5 billion or 17%, primarily due to client-driven activities.

Derivative instruments increased by $2.1 billion or 11%, largely driven by an increase in foreign exchange derivative valuation, partially offset by a decrease in interest rate derivatives valuation.

Subordinated indebtedness increased by $750 million or 18%, primarily due to the issuance, net of redemptions, of subordinated indebtedness during the year. See the “Capital management and planning” section for more details.

Equity

Equity as at October 31, 2014 was up $789 million or 4% from 2013, primarily due to a net increase in retained earnings, partially offset by redemptions, net of the issuance, of preferred shares. Further information on the redemptions and issuance of preferred shares is provided in the “Capital management and planning” section below.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. Capital needs to be monitored and rebalanced continually; we manage and monitor our capital to maximize risk-adjusted return to shareholders and to maintain a sufficient capital buffer to ensure that we meet regulatory requirements.

Regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer, effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

OSFI has released its guidance on domestic systemically important banks (D-SIBs) and the associated capital surcharge. CIBC is considered to be a D-SIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and TD. D-SIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible

30	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

assets, deferred tax assets, assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Basel leverage ratio requirement

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

•	On-balance sheet assets;
•	Adjustments for securities financing transaction exposures with a limited form of netting available if certain conditions are met;
•	Derivative exposures as specified under the rules; and
•	Other off-balance sheet exposures, such as credit commitments and direct credit substitutes, converted into credit exposure equivalents using Basel Standardized Approach credit conversion factors.

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

The BCBS requires banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

On October 30, 2014, OSFI issued the final “Leverage Requirements Guideline” outlining the implementation of the Basel III Leverage Ratio framework in Canada effective November 2014. The Basel III Leverage Ratio will replace the current assets-to-capital multiple (ACM) test. Federally regulated deposit-taking institutions are expected to have Basel III leverage ratios that meet or exceed 3%. Public disclosure of the Leverage Ratio is effective from the first quarter of 2015. The reporting requirements are outlined in “Public Capital Disclosure Requirements related to Basel III Leverage Ratio” issued by OSFI on November 24, 2014. CIBC expects to be in compliance with the new requirements.

Continuous enhancement to risk-based capital requirements

Last year the BCBS published a number of proposals for changes to the existing risk-based capital requirements, and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities. In addition to the leverage ratio document discussed above, since the start of the fiscal year, the BCBS has published the following updated proposals: “Revisions to the securitisation framework – consultative document”, “Operational Risk – Revisions to the simpler approaches – consultative document”, and finalized three standards for implementation in 2017 as discussed below.

“Capital requirements for banks’ equity investments in funds – final standard” was published in December 2013. The final revised framework applies to banks’ investments in the equity of funds that are held in the banking book. The implementation date is January 1, 2017. Banks should look through to the underlying assets of the fund in order to more properly reflect the risk of those investments.

In addition to the above, the BCBS has also recently finalized two other standards which will be implemented on January 1, 2017. “The standardized approach for measuring counterparty credit risk exposures” provides a non-modelled approach to the treatment of derivatives-related transactions, which will replace both the existing Current Exposure and Standardized Methods.

“Capital requirements for bank exposures to central counterparties” sets out the rules for calculating regulatory capital for bank exposures to central counterparties, and will replace interim requirements published in July 2012.

The BCBS has announced its intention to improve the consistency and comparability of bank capital ratios by reducing excessive variability in RWA calculations. Past assessment on the implementation of the Basel framework across internationally active banks (through the Regulatory Consistency Assessment Programme) has confirmed that there are material variances in banks’ regulatory capital ratios that arise from factors other than differences in the riskiness of banks’ portfolios, which undermine confidence in capital ratios. In response, the BCBS intends to improve the standardized, non-modelled approaches that will also serve as the basis for capital floors, strengthening the disclosure requirements related to risk weights, and enhancing supervisory monitoring. More details are expected to be released in 2015.

CIBC will continue to monitor and prepare for developments in these areas.

Proposed revisions to Pillar 3 disclosure requirements

On June 24, 2014, the BCBS issued a consultative document titled “Review of the Pillar 3 disclosure requirements”. The document sets out the first-phase review findings, of a two-phase project, by the BCBS and outlines proposed revisions to the existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, equity and securitization risks.

These disclosure requirements are proposed to be implemented in 2016. CIBC will continue to monitor and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Bail-in debt includes long-term senior unsecured debt that is tradable and transferable, and has an original term to maturity of over 400 days. Consumer deposits are excluded.

Upon the determination by the Superintendent of Financial Institutions that the bank has ceased, or is about to cease, to be viable, all or a portion of the bail-in debt may be converted into common equity. In addition, all capital instruments that meet the Basel III requirements for absorption of loss at the point of non-viability must be converted into common equity.

The conversion formula has yet to be determined, but it will be set in advance through regulation or guidance. The proposal specifies that the hierarchy of claims between bail-in debt holders and capital providers (including NVCC subordinated debenture holders and preferred shareholders) would be respected such that the bail-in debt holders would receive economic entitlements more favourable than capital providers.

A Higher Loss Absorbency (HLA) requirement of 17%-23% of RWA was proposed as a measure to ensure that D-SIBs can withstand severe but plausible losses and emerge from a conversion as adequately capitalized with a buffer above target capital requirements. This requirement would be met through the sum of a bank’s capital instruments (common equity and NVCC instruments) and bail-in debt.

No implementation timeline has been provided. The rules would not be applied retroactively to liabilities outstanding as of the implementation date.

CIBC 2014 ANNUAL REPORT	31

Management’s discussion and analysis

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk

Basel provides three approaches for calculating credit risk capital requirements – standardized, foundation internal ratings-based
(IRB), and advanced internal ratings-based (AIRB). OSFI expects financial institutions in Canada with assets in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

For derivatives, Basel provides three approaches for calculating counterparty credit risk capital requirements – standardized, current exposure method (CEM) and internal model method
(IMM).

We have adopted the AIRB approach for the majority of our
credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. Some portfolios deemed
immaterial remain on the standardized approach.

We utilize CEM for quantifying counterparty credit exposure for over-the-counter (OTC) derivatives. Under this methodology,
exposure is calculated as the replacement cost (positive MTM)
plus the potential future exposure.

For repo-style transactions, Basel provides for two approaches for calculating capital requirements – simple and
comprehensive, with either standard supervisory haircuts, or own-estimate haircuts.

Basel provides two approaches for calculating credit risk capital requirements for securitization positions in the banking book –
standardized and IRB approaches.

We utilize the comprehensive approach with supervisory
haircuts for repo-style transactions. Some portfolios deemed immaterial remain on the simple approach.

For certain exposures which fall under the securitization
framework, we utilize the IRB approach.

Equity	Equity exposures in the banking book can be assessed under standardized, simple risk weight or IRB approaches.	We use the simple risk weight approach for equity exposures in the banking book, using a risk weighting prescribed by OSFI.
Market risk	Market risk capital requirements can be determined under the standardized or internal models approaches. The latter involves the use of internal VaR models to measure market risks and
determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal
models approach.	We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed
VaR, and IRC. We also use the IRB approach for trading book
securitization positions.
Operational risk	Operational risk capital requirements can be determined under the basic indicator approach, standardized approach or advanced measurement approach (AMA).	We use AMA to calculate the operational risk capital.

32	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Regulatory capital and ratios

The components of our regulatory capital and ratios under Basel III (all-in basis) are shown in the table below:

$ millions, as at October 31	2014	2013
Common Equity Tier 1 (CET1) capital
Common shares and contributed surplus	$7,857	$7,835
Retained earnings	9,626	8,402
AOCI	105	309
Common share capital issued by subsidiaries and held by third parties (amount allowed in CET1)	82	81
Common Equity Tier 1 capital before regulatory adjustments	17,670	16,627
Common Equity Tier 1 capital: regulatory adjustments
Prudential valuation adjustments (1)	52	–
Goodwill (net of related tax liabilities)	1,627	1,663
Other intangible assets (net of related tax liabilities)	862	678
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	73	87
Defined benefit pension fund net assets (net of related tax liabilities)	86	657
Significant investments in financial institutions (amount above 10% threshold)	264	446
Other (2)	99	303
Total regulatory adjustments to Common Equity Tier 1	3,063	3,834
Common Equity Tier 1 capital	14,607	12,793
Additional Tier 1 (AT1) capital: instruments
Non-cumulative preferred shares (3)	1,031	881
Non qualifying capital instruments subject to phase out (4)	1,651	2,255
Additional Tier 1 Instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	11	9
Additional Tier 1 capital before regulatory adjustments	2,693	3,145
Additional Tier 1 capital: regulatory adjustments
Valuation adjustments for less liquid positions (1)	–	50
Total regulatory adjustments to Additional Tier 1 capital	–	50
Additional Tier 1 capital	2,693	3,095
Tier 1 capital	17,300	15,888
Tier 2 capital: instruments and provisions
Subordinated indebtedness (net of amortization) (5)	1,000	–
Subordinated indebtedness (net of amortization) subject to phase out	3,605	3,972
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	14	11
Collective allowances	70	90
Tier 2 capital before regulatory adjustments	4,689	4,073
Total regulatory adjustments to Tier 2 capital	–	–
Tier 2 capital	4,689	4,073
Total capital	$21,989	$19,961
CET1 capital risk weighted assets (RWA) (1)(6)	$141,250	$136,747
Tier 1 capital RWA (1)(6)	$141,446	$136,747
Total capital RWA (1)(6)	$141,739	$136,747
Capital ratios (6)
CET1 ratio	10.3%	9.4%
Tier 1 capital ratio	12.2%	11.6%
Total capital ratio	15.5%	14.6%

(1)	OSFI issued a revised “Public Capital Disclosure Requirements related to Basel III Pillar 3” advisory in April 2014, which provided modifications to the disclosures required by the earlier advisory issued in July 2013. We have implemented these modifications prospectively from 2014 in accordance with OSFI’s revised advisory.
(2)	Includes adjustment for market funding costs on uncollateralized derivative exposures. Commencing the current year, the use of a market cost of funding discount curve for uncollateralized derivative liabilities subsumes previously recognized valuation adjustments related to own credit. Also includes AOCI relating to cash flow hedges.
(3)	Comprises non-cumulative Class A Preferred Shares Series 26, 27, 29 and 39, which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines. We redeemed all of our Class A Preferred Shares Series 26 on October 31, 2014. See the “Capital management and planning” section for additional information.
(4)	Comprises CIBC Tier 1 Notes – Series A due June 30, 2108 and Series B due June 30, 2108 (together, the Tier 1 Notes). The adoption of IFRS 10 “Consolidated Financial Statements” required CIBC to deconsolidate CIBC Capital Trust, which resulted in the removal of Capital Trust securities issued by CIBC Capital Trust from the consolidated balance sheet and instead recognize the senior deposit notes issued by CIBC to CIBC Capital Trust within Business and government deposits. See Note 1 to the consolidated financial statements for additional information.
(5)	Comprises Debentures due on October 28, 2024 which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(6)	Commencing 2014, there are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

The components of our regulatory capital and ratios on a transitional basis are shown in the table below:

$ millions, as at October 31	2014		2013
CET1 capital	$17,496		$16,698
Tier 1 capital	18,720		17,830
Total capital	23,281		21,601
RWA	155,148		151,338
CET1 ratio	11.3%		11.0%
Tier 1 ratio	12.1%		11.8%
Total capital ratio	15.0%		14.3%
Asset-to-capital multiple	17.7	x	18.0	x

CIBC 2014 ANNUAL REPORT	33

Management’s discussion and analysis

The components of our RWAs and corresponding minimum total capital requirements are shown in the table below:

$ millions, as at October 31	2014		2013
	RWA (All-in basis)	Minimum total capital required (1)	RWA (All-in basis)	Minimum total capital required (1)
Credit risk
Standardized approach
Corporate	$3,521	$282	$3,621	$290
Sovereign	510	41	399	32
Banks	275	22	227	18
Real estate secured personal lending	1,959	156	1,575	126
Other retail	598	48	572	46
Trading book	12	1	–	–
	6,875	550	6,394	512
AIRB approach
Corporate	50,425	4,034	45,669	3,654
Sovereign (2)	1,628	130	1,704	136
Banks	3,300	264	5,169	414
Real estate secured personal lending	9,253	740	7,508	601
Qualifying revolving retail	15,455	1,237	18,775	1,502
Other retail	6,486	519	5,643	451
Equity	713	57	845	68
Trading book	2,074	166	3,085	247
Securitization	1,887	151	2,830	226
Adjustment for scaling factor	5,456	436	5,449	436
	96,677	7,734	96,677	7,735
Other credit RWA	14,940	1,195	12,030	962
Total credit risk (before adjustment for CVA phase-in) (3)	118,492	9,479	115,101	9,209
Market risk (Internal Models and IRB Approach)
VaR	678	54	696	56
Stressed VaR	1,759	141	876	70
Incremental risk charge	1,582	127	1,854	148
Securitization	27	2	34	3
Total market risk	4,046	324	3,460	277
Operational risk (AMA)	17,320	1,386	18,186	1,455
Total RWA before adjustment for CVA phase-in	$139,858	$11,189	$136,747	$10,941
CVA adjustment (3)
CET1 RWA	1,392	111	n/a	n/a
Tier 1 RWA	1,588	127	n/a	n/a
Total RWA	1,881	150	n/a	n/a
Total RWA after adjustment for CVA phase-in (3)
CET1 capital RWA	141,250	11,300	136,747	10,941
Tier 1 capital RWA	141,446	11,316	136,747	10,941
Total capital RWA	141,739	11,339	136,747	10,941

(1)	Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer, and any other capital buffers including but not limited to the capital surcharge for global/domestic systemically important banks, that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(2)	Includes residential mortgages insured by Canadian Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government guaranteed student loans.
(3)	As a result of the option that CIBC chose for calculating the CVA capital charge, the calculation of CET1, Tier 1 and Total Capital ratios are based on different RWAs beginning in 2014. The charge will be phased-in during 2014 to 2019 and relates to bilateral OTC derivatives included in the credit risk RWA.
n/a	Not applicable.

CET1 ratio (All-in basis)

The CET1 ratio increased 0.9% from October 31, 2013. CET1 capital increased due to internal capital generation. While the earnings were impacted by the write-down of CIBC FirstCaribbean goodwill, its impact on capital was neutral. CET1 capital RWAs increased $4.5 billion due to commencement of the phase-in of the CVA capital charge in the first quarter of 2014, capital model parameter updates, business growth and foreign exchange. These factors were partially offset by the sale of the Aeroplan portfolio, portfolio quality improvements, refinements to the treatment of our OTC derivatives and reductions in our AFS portfolios.

The ACM decreased 0.3 times from October 31, 2013. Total capital for ACM purposes increased mainly due to internal capital generation and the issuance of qualifying preferred shares and subordinated debentures, partially offset by the redemption of preferred shares and an additional 10% phase-out of non-qualifying Tier 1 and Tier 2 capital in 2014. Assets for ACM purposes also increased during the year, but did not offset the impact of higher capital.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trust, CARDS II Trust, as we provide non-contractual support to the trust. Applying this treatment resulted in a reduction of our 2014 Basel III CET1, Tier 1 and Total capital ratios by approximately 0.11%, 0.13% and 0.16%, respectively.

Previously we provided non-contractual support to both Broadway Trust (which matured in 2014) and CARDS II Trust; as a result, we held regulatory capital against the underlying exposures of both trusts. This reduced our 2013 Basel III CET1, Tier 1, and Total capital ratios by 0.20%, 0.22% and 0.24%, respectively.

34	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Movement in regulatory capital and CET1 capital RWAs

Changes in regulatory capital (all-in basis) under Basel III are shown in the table below:

$ millions, for the year ended October 31, 2014
Balance at beginning of year	$19,961
Issue of common shares	96
Issue of preferred shares	400
Issue of subordinated indebtedness	1,000
Purchase of common shares for cancellation	(65)
Redemption of preferred shares (1)	(606)
Net income attributable to equity shareholders	3,218
Preferred and common shares dividends	(1,654)
Premium on purchase of common shares for cancellation	(250)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	269
Net change in AFS securities	6
Net change in cash flow hedges	13
Net change in post-employment defined benefit plans	(143)
Change in shortfall of allowance to expected losses	105
Goodwill and other intangible assets	(148)
Other, including change in regulatory adjustments (2)	(213)
Balance at end of year	$21,989

(1)	During the year, we redeemed a total of $1,075 million of preferred shares. However, due to the application of the cap on inclusion of non-qualifying capital instruments, $469 million did not impact regulatory capital. See the “Capital management and planning” section for further information on redemption of preferred shares.
(2)	Includes the impact of $84 million to retained earnings and $349 million to AOCI as a result of the adoption of IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements”. See Note 1 to the consolidated financial statements for additional information.

The following tables show the movement in CET1 capital RWAs (all-in basis) relating to credit, market and operational risks.

Credit risk

$ millions, for the year ended October 31, 2014	Credit risk	Of which counterparty credit risk (1)
Balance at beginning of year	$115,101	$5,521
Book size (2)	3,039	(488)
Book quality (3)	(1,242)	(658)
Model updates (4)	2,947	89
Methodology and policy (5)	770	1,083
Acquisitions and disposals	(2,024)	–
Foreign exchange movements	2,629	146
Other	(1,336)	(625)
Balance at end of year (6)	$119,884	$5,068

Market risk

$ millions, for the year ended October 31, 2014
Balance at beginning of year	$3,460
Movement in risk levels (7)	508
Model updates (4)	5
Methodology and policy (5)	–
Acquisitions and disposals	–
Foreign exchange movements	73
Other	–
Balance at end of year	$4,046

Operational risk

$ millions, for the year ended October 31, 2014
Balance at beginning of year	$18,186
Movement in risk levels (8)	(173)
Methodology and policy (5)	(525)
Acquisitions and disposals	(168)
Balance at end of year	$17,320

(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Includes $1,392 million of CET1 CVA RWAs relating to bilateral OTC derivatives.
(7)	Relates to changes in open positions and market data.
(8)	Relates to changes in loss experience and business environment and internal control factors.

CIBC 2014 ANNUAL REPORT	35

Management’s discussion and analysis

Movement in CET1 capital RWAs

Credit risk

The increase in overall book size reflects the organic growth in our retail and wholesale portfolios through the year. The decrease due to book quality reflects the effects of portfolio risk migrations and increased credit risk mitigation. Model updates include refinements and normal course updates to our underlying AIRB models and parameters, such as, PD, LGD and EAD. Methodology and policy updates reflect regulatory and internal changes in capital methodologies and include the implementation of the CVA capital charge, partially offset by methodology refinements to the treatment of our OTC derivatives. The decreases for acquisitions and disposals reflect net exposure movements attributed to new business acquisitions and disposition activities, including the sale of the Aeroplan portfolio during 2014.

Market risk

The overall increase in market risk RWAs is primarily driven by the movement in risk levels, which includes changes in open positions and the market rates affecting these positions. These movements include the addition of the FVA and related hedges in the trading portfolio during the year.

Operational risk

The movement in risk levels reflects the changes in loss experience, changes in the business environment and internal control factors. The decrease due to methodology and policy reflects industry regulatory and accounting changes. The change for acquisitions and dispositions reflects the sale of our Aeroplan portfolio, noted above, partially offset by acquisitions during the year.

Capital management and planning

Basel establishes a framework for a bank’s Internal Capital Adequacy Assessment Process (ICAAP) which includes oversight by the Board of Directors (the Board). Our capital management policy, established by the Board, is reviewed and re-approved each year in support of the ICAAP. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. The key guidelines relate to capital strength and mix – the former being the overriding guideline, while the latter specifically relates to cost. CIBC’s guideline on dividends and return of capital is intended to balance the need for retaining capital for strength and growth, while providing an adequate return to our shareholders.

The guidelines are not intended to be inflexible, but to provide guidance on expectations under a typical operating environment, and to flag circumstances when actual results vary significantly from the guidelines. In certain cases, the guidelines are also guiding principles used in the creation of the annual Capital Plan.

Capital needs to be monitored and rebalanced continually: retained earnings grow; term instruments mature or are redeemed; share options are exercised; the environment changes. Furthermore, capital needs may change in relation to CIBC’s appetite for risk. Capital planning is a crucial element in our ability to achieve our desired strategic objectives; accordingly, the policy and guidelines, which provide the guidance for prudent and sound capital management practices, govern the annual Capital Plan. Each year a Capital Plan and three-year outlook are established, which encompass all of the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The annual Capital Plan establishes targets for the coming year and action plans to achieve those targets. The Capital Plan also relates the level of capital to our level of risk, both in a normal and a stressed environment. There is a comprehensive process to monitor and report the capital position against the targets.

We perform a sensitivity analysis and stress testing of our regulatory capital metrics with respect to changes in asset levels and profit levels in accordance with enterprise-wide stress testing scenarios discussed further below.

Capital initiatives

The following main capital initiatives were undertaken in 2014:

Subordinated debt

On October 28, 2014, we issued $1.0 billion principal amount of 3.00% Debentures (subordinated indebtedness) due October 28, 2024. See “Outstanding share data” section below and Note 14 to the consolidated financial statements for further details.

On July 25, 2014, we purchased and cancelled $11 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084, and $9 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085.

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares were purchased under this bid during the year.

Our previous NCIB expired on September 8, 2014. We purchased and cancelled 3,369,000 common shares under this bid at an average price of $93.49 for a total amount of $315 million during the year ended October 31, 2014. See Note 15 to the consolidated financial statements for additional information.

Dividends

On December 3, 2014, the Board approved an increase in our quarterly common share dividend from $1.00 per share to $1.03 per share from the quarter ending January 31, 2015.

Our quarterly common share dividend was increased from $0.98 per share to $1.00 per share from the quarter ended July 31, 2014 and from $0.96 per share to $0.98 per share from the quarter ended April 30, 2014.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

Preferred shares

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. See “Outstanding share data” section below and Note 15 to the consolidated financial statements for further details.

On October 31, 2014, we redeemed all of our 10 million Class A Preferred Shares Series 26 with a par value and redemption price of $25.00 per share for cash.

36	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

On July 31, 2014, we redeemed all of our 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 33 with a par value and redemption price of $25.00 per share for cash, and we redeemed all of our 8 million Non-cumulative Rate Reset Class A Preferred Shares Series 37 with a par value and redemption price of $25.00 per share for cash.

On April 30, 2014, we redeemed all of our 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 35 with a par value and redemption price of $25.00 per share for cash.

Enterprise-wide stress testing

We perform enterprise-wide stress testing on a regular basis and the results are an integral part of our ICAAP, as defined by Pillar II of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the Capital Plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macro economic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with economists and the businesses to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macro economic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottom-up analysis of each of our portfolios. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both the businesses and Risk Management. Stress testing results are presented for review to the Risk Management Committee (RMC) and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management constraints.

A key objective of the enterprise-wide stress tests is to identify and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Stress testing is also integrated into our recovery and resolution planning process.

Additional information on credit, market and liquidity risks stress testing are provided in the respective “Management of risk” sections.

CIBC 2014 ANNUAL REPORT	37

Management’s discussion and analysis

Outstanding share data

	Conversion of common shares (1)
	Shares outstanding		CIBC’s conversion date
As at November 28, 2014	No. of shares	$ millions
Common shares (2)	397,069,298	$7,787
Class A Preferred Shares
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 39	16,000,000	400	July 31, 2019
Total		$1,031
Stock options outstanding	3,934,973

(1)	Preferred shareholders do not have the right to convert their shares into common shares.
(2)	Net of treasury shares.

Class A Preferred Shares Series 27 and 29

As noted in the table above, Class A Preferred Shares Series 27 and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be considered a “Trigger Event” as described in the capital adequacy guidelines. We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. For these shares, excluding the impact of accrued but unpaid dividends (if any), the maximum number of common shares issuable on conversion would be 315,404,275 shares.

Class A Preferred Shares Series 39

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

The shares include an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of the Trigger Event as noted above. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of declared but unpaid dividends (if any), the maximum number of shares issuable on conversion of the Series 39 and Series 40 shares would be 80 million common shares.

Subordinated debt

In addition to the Class A Preferred Shares noted above, the Debentures due on October 28, 2024 also include an NVCC provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of the Trigger Event as noted above. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of accrued interest (if any), the maximum number of shares issuable on conversion of the Debentures would be 300 million common shares.

The occurrence of a Trigger Event would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 64% based on the number of CIBC common shares outstanding as at October 31, 2014.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We utilize a single-seller conduit and several CIBC-sponsored multi-seller conduits (collectively, the conduits) to fund assets for clients in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as, back-stop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $21 million in 2014 (2013: $19 million). All fees earned in respect of activities with the conduits are on a market basis.

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Management’s discussion and analysis

As at October 31, 2014, the underlying collateral for various asset types in our multi-seller conduits amounted to $2.7 billion (2013: $2.1 billion). The estimated weighted average life of these assets was 1.1 years (2013: 1.1 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $4 million (2013: $9 million). Our committed backstop liquidity facilities to these conduits were $4.0 billion (2013: $3.2 billion). We also provided credit facilities of $30 million (2013: $30 million) to these conduits as at October 31, 2014.

We participated in a syndicated facility for a three-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $105 million (2013: $110 million). As at October 31, 2014, we funded $81 million (2013: $81 million) through the issuance of bankers’ acceptances.

We engage one or more of the four major rating agencies, Moody’s, Dominion Bond Rating Service (DBRS), S&P, and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the lower rating.

Our on- and off-balance sheet amounts related to the structured entities (SEs) that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2014				2013
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$85	$2,708	(3)	$–	$90	$2,151	(3)	$–
Third-party structured vehicles – continuing (4)	2,372	833		–	1,210	658		–
Pass-through investment structures	2,019	–		–	3,090	–		–
Commercial mortgage securitization trust	10	–		–	5	–		–
CIBC Capital Trust	7	72		–	10	69		–
CIBC-managed investment funds	20	–		–	1	–		–
CIBC structured CDO vehicles	28	35		64	135	43		134
Third-party structured vehicles – run-off	2,436	84		1,597	3,456	236		2,966

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $1.9 billion (2013: $3.0 billion) of the exposures related to CIBC structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the consolidated balance sheet was $241 million (2013: $368 million). Notional of $1.5 billion (2013: $2.7 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $182 million (2013: $213 million). An additional notional of $52 million (2013: $161 million) was hedged through a limited recourse note. Accumulated fair value losses were $4 million (2013: $15 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.3 billion (2013: $1.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.
(4)	Comparative amounts were restated to include interests in third-party limited partnerships and certain revolving loans and associated unutilized credit commitments.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

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Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, in the MD&A as permitted by that IFRS standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

40	Risk overview
41	Risk governance structure
42	Risk management structure
43	Risk management process
43	Risk appetite statement
44	Risk policies and limits
44	Risk identification and measurement
45	Stress testing
45	Risk treatment/mitigation

46	Top and emerging risks

47	Risks arising from business activities

48	Credit risk
48	Governance and management
48	Policies
49	Process and control

49	Risk measurement
51	Exposure to credit risk
53	Credit quality of portfolios
55	Credit quality performance
56	Exposure to certain countries and regions
58	Selected exposures in certain selected activities
59	Settlement risk

60	Market risk
60	Governance and management
60	Policies
60	Process and control
60	Risk measurement
61	Trading activities
64	Non-trading activities
65	Pension risk

66	Liquidity risk
66	Governance and management
66	Policies
66	Process and control
66	Risk measurement
67	Liquid and encumbered assets
68	Funding
69	Contractual obligations

70	Other risks
70	Strategic risk
70	Insurance risk
71	Operational risk
72	Technology, information and cyber security risk
72	Reputation and legal risk
72	Regulatory risk
72	Environmental risk

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving success in CIBC’s overall strategic imperative of delivering consistent and sustainable performance over the long term while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	Board-approved risk appetite statements at the CIBC and SBU level;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, Compliance and other Control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

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Management’s discussion and analysis

Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management, Audit and Corporate Governance committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Corporate Governance Committee: The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•

Asset Liability Committee (ALCo): This committee, which comprises members from the ExCo and senior Business and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate and foreign exchange risk postures.

•

Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite and risk strategies; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

•

Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

•

Reputation and Legal Risks Committee (RLR): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

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Management’s discussion and analysis

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

There were changes made during the year to the Risk Management structure. The current structure is illustrated below.

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to business lines.

The ten key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk across CIBC’s portfolios.

•

Balance Sheet, Liquidity and Pension Risk Management – This unit has primary global accountability for providing an effective challenge and sound risk oversight to the treasury/liquidity management function within CIBC.

•

Global Credit Risk Management – This unit includes our regional Chief Risk Officers, and is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•

Retail Lending Risk Management – This unit primarily oversees the management of credit and fraud risks in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality.

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality.
•

Global Operational Risk Management – This team has global accountability for the identification, measurement and monitoring of all operational risks, including locations, people, insurance, technology, subsidiaries/affiliates and vendors.

•

Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk systems and models, as well as economic capital methodologies.

•

Special Initiatives – This unit is responsible for assisting in the design, delivery and implementation of new initiatives aligned with Risk Management’s strategic plan, while enhancing internal client partnerships and efficiency.

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Management’s discussion and analysis

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

Adherence to our risk appetite statement ensures that we have sound risk management across all risk categories, supported by strong capital and funding positions. It also defines how we will conduct business, consistent with the following objectives:

•	Safeguarding our reputation and brand;
•	Engaging in client oriented businesses that we understand;
•	Maintaining a balance between risk and returns;
•	Retaining a conservative attitude towards tail and event risk; and
•	Achieving/maintaining an AA rating.

Our CIBC risk appetite statement also contains metrics to define our risk tolerance levels and facilitate assessment of our risk profile against our risk appetite. In addition, we have SBU level statements that are integrated with the overall CIBC risk appetite statement and further define our SBU risk tolerances.

Our risk appetite statement is updated annually in conjunction with our strategic planning cycle and is approved by the Board. The Board and senior management regularly receive and review reporting on our risk profile against the risk appetite targets and limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated through a due diligence process to ensure that the risk exposure is within our risk appetite; these decisions require approval from the ExCo and/or the Board before implementation. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

At CIBC, we strive to achieve a consistent and effective risk culture throughout the organization, promoted through both formal and informal channels. Each year all employees are required to complete formal training on risk appetite, reputation risk, code of conduct, anti-money laundering and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. In addition to this mandatory training, we communicate all material related to risk culture (i.e., risk appetite statement, risk management priorities, principles, policies and procedures) through our internal website and internal news releases.

Risk input into compensation

At each year end, Risk Management provides an assessment of consolidated CIBC, Retail and Business Banking, Wealth Management and Wholesale Banking with respect to adherence to risk appetite. Risk Management also provides assessments on specific risk incidents which may directly impact individual compensation awards and/or performance ratings.

The Management Resources and Compensation Committee (MRCC) oversees the performance rating and compensation process. The Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s key compensation-related responsibilities include:

•	Establishing the compensation governance process;
•

Reviewing, in a joint session with the RMC, an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;

•	Approving and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Evaluating any discretionary adjustments that may be recommended by the CEO to better align pay and performance;
•	Approving individual compensation for employees with compensation above a certain threshold;
•

Approving and recommending for Board approval individual compensation for the ExCo and other key officers, including any discretionary adjustments to business multipliers and/or individual compensation recommendations; and

•	Approving and recommending for Board approval new material incentive compensation plans or changes to existing material plans.

CIBC 2014 ANNUAL REPORT	43

Management’s discussion and analysis

Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risk types, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. These frameworks are supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board Committees.

Key risk policies and limits are illustrated below.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management has developed a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses, and updated through various processes, illustrated in the chart below, to reflect changes in the nature of the risks we are facing. The Risk Register is used as an input for our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of regulatory capital over economic capital.

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Management’s discussion and analysis

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as materiality, measurability and probability. Furthermore, the decision to hold capital for a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices. We also use stressed VaR to replicate our VaR over a period when relevant market factors are in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital resources” section for additional details.

Model risk mitigation policies

We have policies, procedures, standards and controls that surround the introduction, independent review, usage and parameter selection of pricing and hedge ratio models, risk models (VaR, economic and regulatory capital), retail credit scoring models (e.g., application and behavioural scorecards), credit models for the calculation of loss severity, and models for monitoring of scorecard performance.

A model review and validation is the independent and ongoing documentary evidence that risk quantification and pricing models, rating or scoring systems and parameters are sound and CIBC can rely on its output. The following procedures provide evidence of this review:

•	Review of model documentation;
•	Comprehensive, systematic testing of the model implementation with respect to pricing, hedge ratio, and parameter estimation routines (as applicable);
•	Replication of the risk quantification process helps determine whether the model implementation is faithful to the model specifications;
•	Review of the appropriateness and robustness of the model/parameter concepts and assumptions;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing is conducted to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Reviewing the internal usage of the model/parameter applications to ensure consistency of application;
•	Maintaining an inventory of regulatory models and parameters and reporting their status to the Model and Parameter Review Committee (MPRC);
•	Maintaining a Risk Register to ensure that all material risks are captured to support the end-to-end validation of ICAAP methods; and
•	A comprehensive report that identifies the conditions for valid application of the model and summarizing these findings for the MPRC.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of tail risk (i.e., low probability, high severity events). Results of stress testing are interpreted in the context of our risk appetite including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment/mitigation

Risk treatment/mitigation is the implementation of options for modifying risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or ALCo and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate

CIBC 2014 ANNUAL REPORT	45

Management’s discussion and analysis

risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform an in-depth analysis, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of cyber threats and the associated financial, reputational and business interruption risks have also increased.

These risks continue to be actively managed by us through enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC has developed and continues to refine approaches to minimize the impact of any incidents that may occur.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, especially in the aftermath of the 2008 global financial crisis, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels is driven by higher levels of mortgage debt, which is tied to the Canadian housing market. In spite of the fact that an interest rate increase, forecast to occur within the second half of 2015, is expected to be gradual, concerns have been raised by both the International Monetary Fund and the Bank of Canada regarding the indebtedness of Canadian consumers. The fear is that when interest rates start to rise, the ability of Canadians to repay their loans may be adversely affected, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately 2 percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

Geo-political risk

The level of geo-political risk escalates at certain points in time, with the focus changing from one region to another and within a region from country to country. While the specific impact on the global economy would depend on the nature of the event (e.g., a Middle Eastern conflict could lead to disruption in global oil supplies resulting in high prices), in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly affected, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, have serious negative implications for general economic and banking activities. While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Declining oil prices

Oil prices have declined in the second half of 2014 as markets have become increasingly concerned due to oversupply, primarily due to increased production in the U.S. and selected Middle Eastern countries, at a time when global growth is muted (specifically in Europe, China and Japan). Declines in world oil prices have reduced corporate margins. This has also served to reduce Canadian tax revenues, particularly in Alberta, and there is concern that its effect could extend beyond the oil and gas industry. Our oil and gas portfolio is stable, however a prolonged weakness in oil prices could become a more pressing concern. Clients are currently being assessed on the basis of our enhanced risk metrics and our portfolio is being monitored in a prudent manner.

China economic policy risk

Even though fears of a hard landing in China have receded substantially, the issues of easy credit and deteriorating credit quality have not been addressed, causing stress in the banking sector as well as in the shadow banking system. Economic growth is expected to be modest by historical standards, with a medium-term growth rate trend at 7%, notably lower than the double-digit growth of the recent past. Credit booms of this nature have at times led to sharp corrections, but we note that China’s government still has the ability to absorb and address economic disruptions.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect our clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

Slow growth in the global economy

The global recovery remains uncertain. High public and private debt have acted as impediments to the normalization of economic activity. Though these restraints are subsiding, they are doing so at different rates across the countries and markets in which we operate. In addition, monetary policy normalization in the U.S., and more generally, shifts in financial market sentiment and the pace of new regulation, have increased uncertainty with respect to business performance. Sustained growth has remained challenging. Lower private investment has led to higher private savings, dampening demand, despite an

46	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

extended very low interest rate environment.

We continue to monitor our exposures to the regions at the centre of the slowdown and industries in North America that are particularly levered to global growth.

U.S. fiscal deficit risk

There is tacit agreement in the U.S. Congress that another costly government shutdown must be avoided. Moreover, Moody’s revised the U.S. credit rating outlook to Aaa-stable from Aaa-negative based on the latest status of the U.S. economy. However, given high debt levels, an unexpected shock to the U.S. economy could lead to a Canadian economic slowdown or recession, which would affect credit demand in Canada and likely increase credit losses.

While we continue to see progress on the U.S. economic front, the political divide in the U.S. continues to foster an environment of uncertainty. We actively monitor the political climate in the U.S. and assess both our direct exposure to U.S. counterparties and our indirect exposure to the effects of changes in the economic environment. We ensure that our exposures adhere to the parameters outlined in our risk appetite statement.

European sovereign debt crisis

While the European Central Bank’s new outright monetary transactions programme has eased pressure on peripheral bond yields and has led to a normalization of financial conditions, thus ensuring the safety of the Euro, risks to the global financial markets from Europe’s sovereign debt crisis have not completely dissipated. Unfavourable economic or political events could bring the debt crisis into sharper focus again, denting financial market confidence and mitigating any recovery in Eurozone growth, or even lead to a new recession.

We actively monitor and assess both the business and geopolitical environment in Europe for adverse developments. Key to this is maintaining an active presence in the region to ensure that we are able to respond to both qualitative and quantitative data in a robust and timely manner. We have no peripheral sovereign exposure and very little peripheral non-sovereign direct exposure. For additional details on our European exposure, see the “Exposure to certain countries and regions” section in Credit risk.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See Note 32 to the consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs:

(1)	Includes counterparty credit risk of $4,616 million.
(2)	Includes counterparty credit risk of $452 million.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

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Management’s discussion and analysis

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit risk include our trading activities, including our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Governance and management

Credit risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing the risk – this is the first line of defence.

The second line of defence is Risk Management, which provides enterprise-wide adjudication. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel. In addition to Risk Management, Compliance and other Control functions provide independent oversight of the management of credit risk in our credit portfolios.

Internal Audit provides the third line of defence, by providing independent assessment of the design and operating effectiveness of the risk management controls, processes and systems.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for credit losses are reviewed by the RMC and the Audit Committee quarterly.

Policies

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk rating band for large exposures (i.e., risk rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as, unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the credit risk of OTC derivatives with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs).

ISDA Master Agreements facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction specific terms. Master Agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close out are outlined in the Master Agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs are often included in ISDA Master Agreements. They mitigate counterparty credit risk by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral.

Consistent with global initiatives to improve resilience in the financial system, we will clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

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Management’s discussion and analysis

Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new customers with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the year, $100 million of loans have undergone TDR (2013: $90 million).

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the GRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Risk measurement

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Corporate and Banks					Sovereigns
Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent	Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	0.03% – 0.42%	10 – 47	AAA to BBB-	Aaa to Baa3	Investment grade	0.01% – 0.42%	00 – 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3	Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3
Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca	Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca
Default	100%	90	D	C	Default	100%	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

CIBC 2014 ANNUAL REPORT	49

Management’s discussion and analysis

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Back-testing

We monitor the three key risk parameters – PD, EAD, and LGD – on a monthly basis. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

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Management’s discussion and analysis

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Net credit exposure increased by $27.0 billion in 2014, primarily due to business growth in our Canadian corporate and commercial lending portfolios, securities lending through our joint venture and real estate secured personal lending portfolios. These were partially offset by a reduction in our AFS securities exposure.

$ millions, as at October 31			2014			2013
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$54,242	$3,166	$57,408	$50,634	$3,336	$53,970
Undrawn commitments	34,197	340	34,537	29,742	350	30,092
Repo-style transactions	29,487	18	29,505	23,778	7	23,785
Other off-balance sheet	8,335	213	8,548	9,600	131	9,731
OTC derivatives	5,061	–	5,061	4,037	–	4,037
	131,322	3,737	135,059	117,791	3,824	121,615
Sovereign
Drawn	20,472	4,067	24,539	20,848	3,051	23,899
Undrawn commitments	5,019	–	5,019	5,096	–	5,096
Repo-style transactions	8,041	–	8,041	5,766	–	5,766
Other off-balance sheet	443	–	443	311	–	311
OTC derivatives	2,167	–	2,167	2,254	–	2,254
	36,142	4,067	40,209	34,275	3,051	37,326
Banks
Drawn	9,779	1,156	10,935	12,534	999	13,533
Undrawn commitments	939	–	939	882	–	882
Repo-style transactions	32,174	5	32,179	28,431	–	28,431
Other off-balance sheet	59,826	–	59,826	41,974	–	41,974
OTC derivatives	5,398	22	5,420	6,964	6	6,970
	108,116	1,183	109,299	90,785	1,005	91,790
Total business and government portfolios (gross)	275,580	8,987	284,567	242,851	7,880	250,731
Less: repo collateral	63,718	–	63,718	51,613	–	51,613
Total business and government portfolios (net)	211,862	8,987	220,849	191,238	7,880	199,118
Retail portfolios
Real estate secured personal lending
Drawn	171,841	2,289	174,130	165,295	2,193	167,488
Undrawn commitments	21,699	–	21,699	19,884	–	19,884
	193,540	2,289	195,829	185,179	2,193	187,372
Qualifying revolving retail
Drawn	19,557	–	19,557	22,749	–	22,749
Undrawn commitments	44,849	–	44,849	44,415	–	44,415
Other off-balance sheet	275	–	275	386	–	386
	64,681	–	64,681	67,550	–	67,550
Other retail
Drawn	8,808	697	9,505	7,752	705	8,457
Undrawn commitments	1,537	44	1,581	1,125	20	1,145
Other off-balance sheet	31	–	31	31	–	31
	10,376	741	11,117	8,908	725	9,633
Total retail portfolios	268,597	3,030	271,627	261,637	2,918	264,555
Securitization exposures (1)	14,990	–	14,990	16,799	–	16,799
Gross credit exposure	559,167	12,017	571,184	521,287	10,798	532,085
Less: repo collateral	63,718	–	63,718	51,613	–	51,613
Net credit exposure	$495,449	$12,017	$507,466	$469,674	$10,798	$480,472

(1)	Under IRB approach.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are net of the CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

CIBC 2014 ANNUAL REPORT	51

Management’s discussion and analysis

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean and certain exposures to individuals for non-business purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at October 31	Risk-weight category							2014	2013
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$3,732	$5	$3,737	$3,824
Sovereign	3,463	55	–	137	–	374	38	4,067	3,051
Bank	–	1,068	–	81	–	34	–	1,183	1,005
Real estate secured personal lending	–	–	–	–	1,968	–	321	2,289	2,193
Other retail	–	–	–	–	661	–	80	741	725
	$3,463	$1,123	$–	$218	$2,629	$4,140	$444	$12,017	$10,798

Counterparty credit exposures

We have counterparty credit exposure that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchanges rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative MTM receivables

$ billions, as at October 31		2014	2013
	Exposure (1)
Investment grade	$4.82	87.5%	$4.59	85.0%
Non-investment grade	0.66	12.0	0.78	14.5
Watchlist	0.01	0.2	0.03	0.5
Default	–	–	–	–
Unrated	0.02	0.3	–	–
	$5.51	100.0%	$5.40	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $63.7 billion (2013: $51.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2014	Canada	U.S.	Europe	Other	Total
Drawn	$54,544	$22,699	$2,707	$4,543	$84,493
Undrawn commitments	30,552	6,875	1,708	1,020	40,155
Repo-style transactions	2,671	2,910	270	133	5,984
Other off-balance sheet	48,962	15,698	3,420	524	68,604
OTC derivatives	6,589	1,670	3,111	1,256	12,626
	$143,318	$49,852	$11,216	$7,476	$211,862
October 31, 2013	$135,138	$36,668	$12,649	$6,783	$191,238

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Management’s discussion and analysis

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $63.7 billion (2013: $51.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		2014 Total	2013 Total
Commercial mortgages	$7,834	$106	$–	$–	$–		$7,940	$7,931
Financial institutions	16,254	3,723	5,482	62,711	7,857	(1)	96,027	82,936
Retail and wholesale	3,592	2,287	–	266	33		6,178	5,952
Business services	4,495	1,942	–	496	172		7,105	6,033
Manufacturing – capital goods	1,738	1,673	–	136	103		3,650	3,366
Manufacturing – consumer goods	2,323	1,036	–	159	38		3,556	3,590
Real estate and construction	15,060	4,240	–	812	83		20,195	17,689
Agriculture	4,076	1,111	–	71	39		5,297	4,903
Oil and gas	5,244	8,436	–	922	805		15,407	13,536
Mining	1,251	2,423	–	418	62		4,154	4,042
Forest products	526	572	–	108	26		1,232	1,164
Hardware and software	438	446	–	61	7		952	1,296
Telecommunications and cable	703	954	–	338	88		2,083	2,184
Broadcasting, publishing and printing	289	225	–	162	2		678	733
Transportation	1,839	1,837	–	393	253		4,322	3,714
Utilities	2,488	5,131	–	1,290	407		9,316	7,154
Education, health, and social services	1,799	900	14	76	84		2,873	2,342
Governments	14,544	3,113	488	185	2,567		20,897	22,673
	$84,493	$40,155	$5,984	$68,604	$12,626		$211,862	$191,238

(1)	Includes $30 million (2013: $91 million) of fair value net of CVA with financial guarantors hedging our derivative contracts.

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2014, we had credit protection purchased totalling $423 million (2013: nil) related to our business and government loans.

Credit quality of portfolios

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

$ millions, as at October 31				2014	2013
	EAD
Grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$56,752	$27,998	$78,348	$163,098	$146,880
Non-investment grade	37,685	573	1,666	39,924	35,363
Watchlist	453	–	–	453	534
Default	448	–	–	448	531
Total risk-rated exposure	$ 95,338	$28,571	$80,014	$203,923	$183,308
Strong				7,071	7,127
Good				462	448
Satisfactory				376	293
Weak				25	60
Default				5	2
Total slotted exposure				$7,939	$7,930
Total business and government portfolios				$211,862	$191,238

The total exposures increased by $20.6 billion from October 31, 2013, largely attributable to growth in our corporate and commercial lending portfolios. The investment grade category increased by $16.2 billion from October 31, 2013, while the non-investment grade category was up $4.6 billion. The decrease in watchlist and default exposures was largely attributable to improving credit quality, across both our Canadian and international portfolios.

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Management’s discussion and analysis

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation.

$ millions, as at October 31				2014	2013
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$167,480	$34,922	$1,538	$203,940	$199,383
Very low	7,296	7,859	1,090	16,245	17,240
Low	16,935	15,310	5,206	37,451	30,205
Medium	1,506	5,632	2,028	9,166	12,518
High	186	910	295	1,391	1,913
Default	137	48	219	404	378
	$193,540	$64,681	$10,376	$268,597	$261,637

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach.

$ millions, as at October 31	2014	2013
S&P rating equivalent	EAD (1)
AAA to BBB-	$9,020	$10,790
BB+ to BB-	–	–
Below BB-	20	20
Unrated	5,496	5,479
	$14,536	$16,289

(1)	EAD under IRB approach is net of financial collateral of $454 million (2013: $510 million).

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act, banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following tables provide details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at October 31, 2014	Insured		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$47.3	67%	$23.7	33%	$9.6	100%	$47.3	59%	$33.3	41%
British Columbia	18.5	61	11.9	39	3.9	100	18.5	54	15.8	46
Alberta	17.0	73	6.4	27	2.8	100	17.0	65	9.2	35
Quebec	7.7	69	3.4	31	1.5	100	7.7	61	4.9	39
Other	11.8	75	4.0	25	1.8	100	11.8	67	5.8	33
Canadian portfolio (2)(3)	102.3	67%	49.4	33%	19.6	100%	102.3	60%	69.0	40%
International portfolio (2)	–	–%	2.1	100%	–	–%	–	–%	2.1	100%
Total portfolio	$102.3	67%	$51.5	33%	$19.6	100%	$102.3	59%	$71.1	41%
October 31, 2013 (4)	$102.6	71%	$42.9	29%	$19.3	100%	$102.6	62%	$62.2	38%

(1)	We did not have any insured HELOCs as at October 31, 2014 and 2013.
(2)	Geographical location is based on the address of the property managed.
(3)	90% (2013: 94%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(4)	Excludes international portfolio.

54	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The average LTV ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the year are provided in the following table. The average LTV ratio(1) of our uninsured international residential mortgages originated during the year was 71%. The newly originated HELOCs for our international portfolio during the year were not material. We did not acquire uninsured residential mortgages or HELOCs from a third-party for the years presented in the table below.

For the year ended October 31	2014		2013
	Residential mortgages	HELOC	Residential mortgages (2)	HELOC
Ontario	65%	70%	65%	70%
British Columbia	61	66	62	66
Alberta	68	72	68	70
Quebec	67	72	67	71
Other	70	73	70	72
Total Canadian portfolio (3)	65%	70%	65%	69%

(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Restated to conform to the methodology adopted in the current year.
(3)	Geographical location is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2014 (1)	60%	60%
October 31, 2013 (1) (2)	62%	62%

(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2014 and 2013 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2014 and 2013, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.
(2)	Restated to conform to the methodology adopted in the current year.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio
October 31, 2014	–%	1%	3%	9%	23%	48%	16%	–%
October 31, 2013	1%	1%	3%	12%	19%	39%	25%	–%
International portfolio
October 31, 2014	7%	15%	25%	27%	17%	8%	1%	–%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio
October 31, 2014	3%	6%	10%	14%	28%	31%	8%	–%
October 31, 2013	3%	6%	11%	15%	24%	28%	12%	1%
International portfolio
October 31, 2014	7%	15%	24%	26%	17%	8%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2014, our Canadian condominium mortgages were $17.1 billion (2013: $16.6 billion) of which 70% (2013: 74%) were insured. Our drawn developer loans were $1.0 billion (2013: $920 million) or 1.6% of our business and government portfolio, and our related undrawn exposure was $2.0 billion (2013: $2.1 billion). The condominium developer exposure is diversified across 88 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Credit quality performance

As at October 31, 2014, total loans and acceptances after allowance for credit losses were $268.2 billion (2013: $256.4 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 76% (2013: 78%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up by $4.5 billion from the prior year. The increase in residential mortgages and personal lending was partially offset by a decrease in credit cards as a result of the sold Aeroplan portfolio. Business and government loans (including acceptances) were up $7.3 billion or 13% from the prior year, mainly attributable to the real estate and construction, financial institutions and oil and gas sectors.

CIBC 2014 ANNUAL REPORT	55

Management’s discussion and analysis

The following table provides details of our impaired loans, allowances and provisions for credit losses.

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2014 Total	Business and government loans	Consumer loans	2013 Total
Gross impaired loans
Balance at beginning of year	$843	$704	$1,547	$1,128	$739	$1,867
Classified as impaired during the year	189	1,250	1,439	353	1,481	1,834
Transferred to not impaired during the year	(10)	(103)	(113)	(17)	(83)	(100)
Net repayments	(196)	(242)	(438)	(272)	(381)	(653)
Amounts written-off	(155)	(903)	(1,058)	(382)	(1,066)	(1,448)
Recoveries of loans and advances previously written-off	–	–	–	–	–	–
Disposals of loans	(18)	–	(18)	–	–	–
Foreign exchange and other	47	28	75	33	14	47
Balance at end of year	$700	$734	$1,434	$843	$704	$1,547
Allowance for impairment (1)
Balance at beginning of year	$323	$224	$547	$492	$229	$721
Amounts written-off	(155)	(903)	(1,058)	(382)	(1,066)	(1,448)
Recoveries of amounts written-off in previous years	13	179	192	9	175	184
Charge to income statement	162	818	980	204	900	1,104
Interest accrued on impaired	(14)	(16)	(30)	(20)	(17)	(37)
Disposals of loans	–	–	–	–	–	–
Foreign exchange and other	8	5	13	20	3	23
Balance at end of year	$337	$307	$644	$323	$224	$547
Net impaired loans
Balance at beginning of year	$520	$480	$1,000	$636	$510	$1,146
Net change in gross impaired	(143)	30	(113)	(285)	(35)	(320)
Net change in allowance	(14)	(83)	(97)	169	5	174
Balance at end of year	$363	$427	$790	$520	$480	$1,000
Net impaired loans as a percentage of net loans and acceptances (2)			0.29%			0.39%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.
(2)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Gross Impaired loans

Gross impaired loans were $1,434 million, down $113 million from the prior year. The decrease, primarily in North America, was due to lower new classifications reflective of an improvement in the credit quality of the portfolio. Gross impaired loans in CIBC FirstCaribbean were comparable with the prior year.

After experiencing an increase during the 2009 recession, gross impaired loans stabilized in 2011 and have showed continued improvements since 2012. Almost half of the consumer gross impaired loans at the end of 2014 were from Canada, in which insured mortgages accounted for the majority, and where losses are expected to be minimal. The remaining consumer gross impaired loans were in CIBC FirstCaribbean, which were up from the prior year as a result of an unfavourable foreign exchange impact, and revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region.

Business and government gross impaired loans were down from the prior year, mainly due to decreases in the U.S. and CIBC FirstCaribbean. The decrease in the U.S. was driven by lower new classifications. There were also fewer write-offs of accounts. CIBC FirstCaribbean continues to account for the majority of business and government gross impaired loans, despite a year-over-year decline which was the result of write-offs in the business services sector, which includes hotels and resorts. The level of gross impaired loans in CIBC FirstCaribbean depends to a great extent on the economies of the Caribbean, which are heavily reliant on the health of the North American economies, and in particular tourism. CIBC will continue to monitor the gross impaired loans as well as the economies in the Caribbean, and will take risk mitigation actions should they deteriorate.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary Annual Financial Information” section.

Allowance for impairment

Allowance for impairment was $644 million, up $97 million from the prior year, mainly due to an increase in the residential mortgages, real estate and construction and business services sectors of CIBC FirstCaribbean, resulting from revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region. Along with declining gross impaired loans, allowance for impairment was down in Canada. Allowance for impairment in the U.S. was comparable with the prior year.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have experienced credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our SEs to the countries included in the tables below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. We also do not have material exposure to the countries of West Africa impacted by the Ebola virus outbreak.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 90% (2013: 96%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

56	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2014	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$1	$–	$1	$–		$–	$–
Belgium	11	–	23	34	–		–	–
Finland	188	1	2	191	60		–	60
France	125	–	4	129	215		7	222
Germany	129	1	342	472	45		20	65
Greece	–	–	–	–	–		–	–
Ireland	–	–	6	6	–		6	6
Italy	–	–	–	–	–		–	–
Luxembourg	9	–	104	113	8		–	8
Malta	–	–	–	–	–		–	–
Netherlands	24	21	62	107	103		17	120
Portugal	–	–	–	–	–		–	–
Spain	–	–	1	1	–		–	–
Total Eurozone	$486	$24	$544	$1,054	$431		$50	$481
Czech Republic	$–	$–	$1	$1	$–		$–	$–
Denmark	–	–	–	–	–		29	29
Norway	–	71	2	73	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	177	–	17	194	8		–	8
Switzerland	177	–	79	256	78		–	78
Turkey	–	–	179	179	–		9	9
United Kingdom	593	413	175	1,181	2,210	(1)	368	2,578
Total non-Eurozone	$947	$484	$453	$1,884	$2,296		$406	$2,702
Total Europe	$1,433	$508	$997	$2,938	$2,727		$456	$3,183
October 31, 2013	$1,610	$815	$1,548	$3,973	$1,910		$220	$2,130

(1)	Includes $193 million of exposure (notional value of $218 million and fair value of $25 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at October 31, 2014	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$29	$29	$29	$–	$1
Belgium	–	1	33	34	31	3	37
Finland	4	–	20	24	15	9	260
France	7	246	1,755	2,008	1,988	20	371
Germany	7	–	2,051	2,058	1,987	71	608
Greece	–	–	–	–	–	–	–
Ireland	–	–	362	362	351	11	23
Italy	–	–	7	7	–	7	7
Luxembourg	1	–	24	25	–	25	146
Malta	–	5	–	5	–	5	5
Netherlands	32	–	102	134	97	37	264
Portugal	–	–	–	–	–	–	–
Spain	–	–	18	18	18	–	1
Total Eurozone	$51	$252	$4,401	$4,704	$4,516	$188	$1,723
Czech Republic	$–	$2	$–	$2	$–	$2	$3
Denmark	–	–	–	–	–	–	29
Norway	–	–	–	–	–	–	73
Russia	–	–	–	–	–	–	–
Sweden	1	–	44	45	44	1	203
Switzerland	–	–	756	756	710	46	380
Turkey	–	–	–	–	–	–	188
United Kingdom	273	10	3,297	3,580	3,246	334	4,093
Total non-Eurozone	$274	$12	$4,097	$4,383	$4,000	$383	$4,969
Total Europe	$325	$264	$8,498	$9,087	$8,516	$571	$6,692
October 31, 2013	$177	$317	$5,336	$5,830	$5,346	$484	$6,587

(1)	The amounts shown are net of CVA.
(2)	Collateral on derivative MTM receivables was $1.4 billion (2013: $1.4 billion), collateral on repo-style transactions was $7.1 billion (2013: $4.0 billion), and both consist of cash and investment-grade debt securities.

CIBC 2014 ANNUAL REPORT	57

Management’s discussion and analysis

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at October 31, 2014	Total indirect exposure
Belgium	$16
Finland	14
France	225
Germany	103
Greece	8
Ireland	20
Italy	36
Luxembourg	75
Netherlands	149
Spain	80
Total Eurozone	$726
Denmark	$13
Norway	3
Sweden	20
Switzerland	1
United Kingdom	188
Total non-Eurozone	$225
Total exposure	$951
October 31, 2013	$1,888

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activities, from entities that are not in Europe. Our indirect exposure was $147 million (2013: $211 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The two interim programs offer fixed- and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2014	Drawn	Undrawn
Construction program	$11	$–
Interim program	6,546	449
Permanent program	179	–
Exposure, net of allowance	$6,736	$449
Of the above:
Net Impaired	$88	$–
On credit watch list	113	–
Exposure, net of allowance, as at October 31, 2013	$5,938	$467

As at October 31, 2014, the allowance for credit losses for this portfolio was $47 million (2013: $55 million). During the year, provision for credit losses was $13 million (2013: $12 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2014, we have no CMBS inventory (2013: notional of $9 million and fair value of less than $1 million).

58	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Leveraged finance

The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2014	Drawn	Undrawn
Manufacturing – capital goods	$186	$8
Publishing, printing and broadcasting	4	–
Utilities	10	–
Transportation	3	4
Exposure, net of allowance	$203	$12
Of the above:
Net Impaired	$5	$–
On credit watch list	171	8
Exposure, net of allowance, as at October 31, 2013	$359	$28

During the year, an equity investment with carrying value of $21 million as at October 31, 2013 received pursuant to a reorganization was sold at a pre-tax gain of $78 million ($57 million after-tax), net of associated expenses, shown as an item of note.

As at October 31, 2014, the allowance for credit losses for this portfolio was $36 million (2013: $35 million). During the year, net reversal of credit losses was $1 million (2013: provision for credit losses was $35 million).

U.S. leveraged finance

We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. in 2008. After closing this transaction, exposure to the leveraged loans remained with us. A small number of these loans are currently being managed to maturity.

Our drawn exposure, net of allowance, as at October 31, 2014 was $7 million (2013: $44 million) and our undrawn exposure was nil (2013: $4 million). Our outstanding exposure has declined primarily due to loan sales as well as write-downs in 2014. The remaining outstanding exposure is related to the publishing, printing and broadcasting sector and is on our credit watch list.

As at October 31, 2014, the allowance for credit losses for this portfolio was nil (2013: $2 million). During the year, the provision for credit losses was $19 million (2013: net reversal of credit losses of $7 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

CIBC 2014 ANNUAL REPORT	59

Management’s discussion and analysis

Market risk

Market risk is defined as the potential for economic financial loss from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices and credit spreads. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. Front line businesses are responsible for managing their risk – this is the first line of defence.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage. Compliance and other control functions also provide independent oversight for market and pension risks.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management control processes and systems.

Senior management reports material risk matters to GRC and RMC at least quarterly, including material transactions, limit compliance and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading book, and to the establishment of limits within which we monitor, manage, and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with GRC and RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures, potential worst-case stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	RMC limits control consolidated market risk;
•	Tier 1 limits control market risk for CIBC overall and are lower than the RMC limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level;
•	Tier 3 limits control market risk at the sub-business unit or desk level. Tier 3 limits are set on VaR and a variety of metrics including stress; and
•	Intra-day limits are intended to accommodate client orders and related hedging only.

Tier 1 limits are established by the CEO, consistent with the risk appetite statement approved by the RMC. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives;
•

Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products and credit derivatives such as credit default swaps;

•	Equity risk measures the impact of changes in equity prices, volatilities and dividend yields;
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities;
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index; and
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure;

•	Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes if the worst period since December 2006 is applied to the current portfolio;
•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios;
•	Back-testing validates the effectiveness of risk measurement through analysis of actual and theoretical profit and loss outcomes; and
•	Stress testing and scenario analyses provide insight into portfolio behaviour under extreme circumstances (beyond VaR confidence level).

60	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2014					2013 (1)
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,694	$–		$1,573	$1,121	$2,211	$–		$1,165	$1,046	Foreign exchange
Interest-bearing deposits with banks	10,853	8		10,845	–	4,168	111		4,057	–	Interest rate
Securities	59,542	45,638	(2)	13,904	–	71,984	43,160	(2)	28,824	–	Equity, interest rate
Cash collateral on securities borrowed	3,389	–		3,389	–	3,417	–		3,417	–	Interest rate
Securities purchased under resale agreements	33,407	–		33,407	–	25,311	–		25,311	–	Interest rate
Loans
Residential mortgages	157,526	–		157,526	–	150,938	–		150,938	–	Interest rate
Personal	35,458	–		35,458	–	34,441	–		34,441	–	Interest rate
Credit card	11,629	–		11,629	–	14,772	–		14,772	–	Interest rate
Business and government	56,075	4,720	(3)	51,355	–	48,207	2,148	(3)	46,059	–	Interest rate
Allowance for credit losses	(1,660)	–		(1,660)	–	(1,698)	–		(1,698)	–	Interest rate
Derivative instruments	20,680	17,790	(4)	2,890	–	19,947	17,626	(4)	2,321	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,212	–		9,212	–	9,720	–		9,720	–	Interest rate
Other assets	16,098	1,506		7,317	7,275	14,588	1,226		6,537	6,825	Interest rate, equity, foreign exchange
	$414,903	$69,662		$336,845	$8,396	$398,006	$64,271		$325,864	$7,871
Deposits	$325,393	$371	(5)	$289,087	$35,935	$315,164	$388	(5)	$281,027	$33,749	Interest rate
Obligations related to securities sold short	12,999	12,151		848	–	13,327	13,144		183	–	Interest rate
Cash collateral on securities lent	903	–		903	–	2,099	–		2,099	–	Interest rate
Obligations related to securities sold under repurchase agreements	9,862	–		9,862	–	4,887	–		4,887	–	Interest rate
Derivative instruments	21,841	19,716	(4)	2,125	–	19,724	18,220	(4)	1,504	–	Interest rate, foreign exchange
Acceptances	9,212	–		9,212	–	9,721	–		9,721	–	Interest rate
Other liabilities	10,932	874		4,232	5,826	10,862	872		4,143	5,847	Interest rate
Subordinated indebtedness	4,978	–		4,978	–	4,228	–		4,228	–	Interest rate
	$396,120	$33,112		$321,247	$41,761	$380,012	$32,624		$307,792	$39,596

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Excludes securities in the structured credit run-off business of $759 million (2013: $837 million). These are considered non-trading for market risk purposes.
(3)	Excludes $180 million (2013: $63 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(4)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(5)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and IRC. This methodology was implemented during the current year and resulted in a slight increase in risk measures. At an individual component level, VaR remained at the same level, stressed VaR decreased slightly and IRC increased.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events may not encompass all potential events, particularly those that are extreme in nature;
•

The use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully;

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence; and
•	VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not reflect intra-day exposures.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, pound sterling, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and crude oil products.

During the year, we implemented changes related to the incorporation of the FVA into valuation of our uncollateralized derivatives.

CIBC 2014 ANNUAL REPORT	61

Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2014 (1)				2013
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$2.0	$1.8	$3.8	$0.7	$1.2	$2.8	$5.2	$1.0
Credit spread risk	2.0	1.5	2.5	0.9	1.2	1.4	2.6	0.9
Equity risk	1.7	2.1	9.1	1.2	1.9	2.1	2.7	1.7
Foreign exchange risk	0.5	0.8	1.7	0.3	0.5	0.7	1.7	0.2
Commodity risk	1.0	1.1	2.0	0.6	0.6	1.1	2.1	0.6
Debt specific risk	1.9	2.4	3.5	1.9	2.5	2.3	3.6	1.4
Diversification effect (2)	(6.1)	(6.2)	n/m	n/m	(4.3)	(5.8)	n/m	n/m
Total VaR (one-day measure)	$3.0	$3.5	$9.7	$2.1	$3.6	$4.6	$6.1	$3.5

(1)	Beginning in 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2014 was down $1.1 million from the prior year. The decrease was driven by a reduction in interest rate risks, partially offset by an increase in credit spread, foreign exchange and debt specific risks.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. Our current stressed VaR period is from September 24, 2008 to September 22, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2014 (1)				2013
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$5.8	$6.4	$18.0	$0.5	$3.9	$7.7	$21.1	$2.4
Credit spread risk	14.1	8.0	14.2	1.3	4.9	4.9	6.8	3.0
Equity risk	1.7	2.8	21.3	0.7	1.9	2.8	12.7	0.9
Foreign exchange risk	7.3	2.8	13.9	0.2	0.7	1.1	5.6	0.2
Commodity risk	3.1	4.9	14.7	0.3	0.8	1.2	6.2	0.3
Debt specific risk	3.5	3.5	5.6	0.7	1.7	1.3	2.1	0.7
Diversification effect (2)	(17.1)	(17.2)	n/m	n/m	(10.5)	(10.3)	n/m	n/m
Stressed total VaR (one-day measure)	$18.4	$11.2	$22.7	$3.1	$3.4	$8.7	$21.3	$2.9

(1)	Beginning in 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed total VaR for the year ended October 31, 2014 was up $2.5 million from the prior year. The increase was driven by an increase in our credit spread, foreign exchange, commodity and debt specific risks, partially offset by a reduction in interest rate risk.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2014 (1)				2013
	Year-end	Average	High	Low	Year-end	Average	High	Low
Default risk	$71.5	$81.6	$117.0	$62.6	$102.9	$60.2	$118.9	$33.7
Migration risk	45.7	43.1	66.7	27.8	45.4	39.2	56.9	19.1
IRC (one-year measure)	$117.2	$124.7	$171.5	$94.7	$148.3	$99.4	$158.0	$71.6

(1)	Beginning in 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.

Average IRC for the year ended October 31, 2014 was up $25.3 million from the prior year due to the changes in the composition of fixed income instruments in the trading portfolio.

Back-testing

To determine the reliability of the trading VaR model, actual outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level. Back-testing is also performed for business lines and individual portfolios.

Static profit and loss and trading losses in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

62	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Internal Audit also reviews our models, validation processes, and results of our back-testing. Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there were no negative back-testing breaches in the total VaR measure.

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of the tables below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios. The trading revenue in the charts below excludes the one time net decrease in income as a result of the adoption of FVA.

During the year, trading revenue (TEB) was positive for 99% of the days. The largest loss occurred on January 24, 2014 totalling $1.7 million. The loss was driven by a sharp increase in commodity prices. The largest gain of $17.9 million occurred on April 22, 2014. It was attributable to the normal course of business within our Capital Markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $2.9 million during the year and the average daily TEB was $1.4 million.

Frequency distribution of daily 2014 trading revenue (TEB)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2014.

Trading revenue (TEB)(1)(2) versus VaR

The trading revenue (TEB) and VaR graph below shows the actual daily trading revenue (TEB) for the current year against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

(1)	The trading revenue in this section excludes the one time net decrease in income as a result of the adoption of FVA.
(2)	The large increase in VaR in the first quarter was due to a transaction in support of a client in our Capital markets group.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing and scenario analysis measure the effect on portfolio values of a wide range of extreme moves in market risk factors. The methodology is a one-month stress test scenario and assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks, after which we would have taken management action to mitigate losses.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one month. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America and Asia.

CIBC 2014 ANNUAL REPORT	63

Management’s discussion and analysis

Below are our core stress test scenarios which we run daily to add insight into potential exposure levels under stress. Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant.

Under worst-case stress test scenarios limit monitoring, limits are placed on the maximum acceptable loss for the aggregate portfolio, at the detailed portfolio level, and at specific asset class types.

Stress scenario list

1. Subprime crisis and Lehman collapse – 2008	4. U.S. sovereign debt default and downgrade	7. Real estate market crash
2. U.S. Fed tightening – 1994	5. Chinese hard landing
3. Russian debt crisis – 1998	6. Domestic political instability

Average stress testing results(1) for 2014 and 2013 for each of the 7 scenarios noted above from our trading positions are provided in the chart below:

(1)	The 2014 average stress testing is blended value between two approaches as a result of the implementation of the full revaluation method of computing VaR in place of the parametric approach in the beginning of 2014.

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2014	Positive	Negative	Net
Maturity less than 1 year	$ 240	$ 326	$ (86)
Maturity 1 – 3 years	162	570	(408)
Maturity 4 – 5 years	35	18	17
Maturity in excess of 5 years	17	4	13
	$ 454	$ 918	$ (464)

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or re-pricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

ALM activities are managed by Treasury under the supervision of the ExCo, with the overall risk appetite established by the Board. Compliance with non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

The management of market risk in the non-trading portfolios monitors the sensitivity of projected net interest income under varying scenarios. The intention is to manage the effect of prospective interest rate movements while at the same time balancing the cost of any hedging activities on the current net revenue. Net interest income sensitivity represents the effect of projected yield curve scenarios on net interest income. This does not incorporate actions that would be taken by management to mitigate the effect of changes in interest rates. The net interest income sensitivity calculations assume that interest rates of all maturities move by the same amount in each scenario.

Our total non-trading interest rate risk exposure, as at October 31, 2014, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.9 years. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

64	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have placed a floor in the downward shock to accommodate for the current low interest rate environment (i.e., the analysis uses a floor to prevent interest rates from going into a negative position in the lower rate scenarios).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31			2014			2013
	C$	US$	Other	C$	US$	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$124	$(3)	$(3)	$167	$1	$4
Increase (decrease) in present value of shareholders’ equity	(125)	(19)	(30)	28	(155)	(38)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(186)	$1	$4	$(235)	$–	$(3)
Increase (decrease) in present value of shareholders’ equity	80	10	31	(191)	126	40
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$229	$(6)	$(7)	$314	$2	$8
Increase (decrease) in present value of shareholders’ equity	(260)	(39)	(60)	10	(310)	(77)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(395)	$3	$8	$(460)	$(5)	$(6)
Increase (decrease) in present value of shareholders’ equity	(64)	17	56	(513)	184	62

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact on our capital ratios is within tolerances set by the RMC, while giving consideration to the impact on earnings.

Structural foreign exchange risk is managed by Treasury under the supervision of the ExCo, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2014 by approximately $44 million (2013: $34 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a gain of $10 million (2013: $3 million) on an after-tax basis. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Amortized cost	Fair value
2014	AFS securities	$278	$630
	Equity-accounted investments in associates (1)	1,610	2,203
		$1,888	$2,833
2013 (2)	AFS securities	$375	$656
	Equity-accounted investments in associates (1)	1,409	1,707
		$1,784	$2,363

(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2014, our consolidated defined benefit pension plans were in a net funded status surplus position of $61 million, compared with $321 million as at October 31, 2013. The change in the net funded status position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

The MRCC has been delegated fiduciary responsibility from the Board for pension plans. Pension market risk arises primarily from movements in interest rates, credit spreads, equity prices and investments.

Our Canadian pension plans represent more than 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 bps change in the discount rate is presented in Note 19 to the consolidated financial statements.

The MRCC is responsible for setting an appropriate investment strategy for the CIBC Pension Plan through a Statement of Investment Objectives, Policies and Procedures. The target asset allocation for our principal plan is 60% in equities and 40% in fixed income securities.

Pension Risk Management ensures that the governance, management and operational frameworks of our pension plans align with their desired risk profiles.

CIBC 2014 ANNUAL REPORT	65

Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Governance and management

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk is managed using the three lines of defence model, with the ongoing management of liquidity risk the responsibility of the Treasurer, supported by guidance from ALCo.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position – this is the first line of defence.

An independent corporate risk function provides oversight as the second line of defence. This includes the liquidity risk function within the Risk Management group. RMC provides governance through review and approval of CIBC’s liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of liquidity risk management controls, processes and systems.

RMC’s responsibilities include:

•	Defining CIBC’s liquidity risk tolerance through the Risk Appetite Statement;
•	Establishing limits for the Liquidity Horizon and unsecured wholesale funding;
•	Reviewing and approving the Liquidity Policy and the Contingency Funding Plan (CFP); and
•	Reviewing and approving the liquidity stress scenario used in the Liquidity Horizon metric.

ALCo’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the stated risk appetite and regulatory requirements;
•	Monitoring the reporting and metrics related to liquidity risk exposure, such as the Liquidity Horizon, funding profile and the liquid asset portfolio;
•	Reviewing and setting the Liquidity Horizon management limit;
•	Reviewing, on a periodic basis, the liquidity stress assumptions used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

Policies

Adherence to our liquidity policy and framework ensures a sufficient amount of available unencumbered liquid assets to meet anticipated liquidity needs in both stable and stressed conditions for a minimum period of time as determined by the RMC.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain and periodically update a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

We manage liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

Our policy is to maintain a sound and prudent approach to managing our potential exposure to liquidity risk. Our liquidity risk tolerance is defined by our Risk Appetite Statement which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both external regulatory-driven and internal liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon. The Liquidity Horizon measures the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario. Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the Liquidity Horizon against the prescribed management target for review by senior management. Our liquidity risk framework also incorporates the monitoring of the unsecured wholesale funding position and funding capacity, as well as regulatory mandated metrics such as the Liquidity Coverage Ratio (LCR) and the Net Cumulative Cash Flow (NCCF). ALCo monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

Risk Appetite

CIBC’s risk appetite statement outlines qualitative considerations and quantitative metrics including a minimum Liquidity Horizon under a combined CIBC-specific and market-wide stress scenario to ensure prudent management of liquidity risk. The quantitative metrics are measured and managed to a set of management limits, which are more stringent than the limits established by the RMC.

Stress testing

A key component of our liquidity risk framework is the liquidity risk stress testing regime. Liquidity risk stress testing involves the application of a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy anticipated obligations as they come due. The scenario models potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, expected contingent liquidity utilization, as well as liquid asset marketability. In addition to this CIBC-specific event, the stress scenario incorporates the impact of market-wide liquidity stress that results in a significant reduction in access to both short and long-term funding and a decrease in marketability and price of assets.

Stress scenario assumptions are subject to periodic review and approval, at least annually, by the RMC.

66	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Liquid and encumbered assets

Our policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets comprise assets pledged as collateral and other assets that we consider restricted for legal or other reasons. Unencumbered assets comprise assets that are readily available in the normal course of business to secure funding or meet collateral needs and other assets that are not subject to any restrictions on their use to secure funding or as collateral.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at October 31							2014	2013 (1)
	Gross liquid assets				Encumbered liquid assets (2)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and deposits with banks	$13,547	(3)	$–		$347	$–	$13,200	$5,527
Securities	58,202	(4)	65,199	(5)	19,004	33,902	70,495	77,368
NHA mortgage-backed securities	55,996	(6)	–		23,278	–	32,718	22,671
Mortgages	12,615	(7)	–		12,615	–	–	–
Credit cards	3,266	(8)	–		3,266	–	–	–
Other assets	4,137	(9)	–		3,756	–	381	334
	$147,763		$65,199		$62,266	$33,902	$116,794	$105,900

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(3)	Comprises cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Comprises trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,340 million (2013: $1,621 million).
(5)	Comprises $3,389 million (2013: $3,417 million) of cash collateral on securities borrowed, $33,407 million (2013: $25,311 million) of securities purchased under resale agreements, $26,118 million (2013: $24,157 million) of securities borrowed against securities lent, and $2,285 million (2013: $759 million) of securities received for derivatives collateral.
(6)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond and the Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties. These are reported in Loans on our consolidated balance sheet.
(7)	Comprises mortgages, excluding National Housing Act (NHA) mortgage-backed securities, included in the Covered Bond Programme.
(8)	Comprises assets held in consolidated trusts supporting funding liabilities.
(9)	Comprises $3,756 million (2013: $2,727 million) of cash pledged for derivatives collateral and $381 million (2013: $334 million) of gold and silver certificates.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets, which are intended to be used as a source of liquidity under the stress scenario. The liquidity value of liquid assets is determined by applying asset haircut assumptions under the stress scenario, consistent with those used by the Bank of Canada and the Federal Reserve Bank of New York, and applicable regulatory guidelines.

Our unencumbered liquid assets increased by $10.9 billion or 10% from October 31, 2013, primarily due to a decrease in encumbrances related to NHA mortgage-backed securities, and higher interest-bearing deposits with banks, partially offset by a decrease in unencumbered securities.

In addition to the above, we have access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. We do not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at October 31	2014	2013 (1)
CIBC parent bank	$98,979	$78,761
Broker/dealer (2)	13,181	15,049
Other significant subsidiaries	4,634	12,090
	$116,794	$105,900

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Relates to CIBC World Markets Inc. and CIBC World Markets Corp.

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at October 31		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
2014	Cash and deposits with banks	$13,547	$–	$13,547	$8	$339	$13,200	(1)	$–
	Securities	59,542	–	59,542	19,004	–	39,198		1,340
	Securities borrowed or purchased under resale agreements		36,796	36,796	14,404	–	22,392		–
	Loans, net of allowance	259,028	–	259,028	39,159	197	32,718		186,954
	Other
	Derivative instruments	20,680	–	20,680	–	–	–		20,680
	Customers’ liability under acceptances	9,212	–	9,212	–	–	–		9,212
	Land, building and equipment	1,797	–	1,797	–	–	–		1,797
	Goodwill	1,450	–	1,450	–	–	–		1,450
	Software and other intangible assets	967	–	967	–	–	–		967
	Investments in equity-accounted associates and joint ventures	1,923	–	1,923	–	–	–		1,923
	Other assets	9,961	–	9,961	3,756	–	381		5,824
		$378,107	$36,796	$414,903	$76,331	$536	$107,889		$230,147
2013 (2)		$369,278	$28,728	$398,006	$84,114	$1,193	$96,424		$216,275

(1)	Includes nil (2013: $70 million) of interest-bearing deposits with contractual maturities greater than 30 days.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	67

Management’s discussion and analysis

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions, except that certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulatory requirements.

Funding

We manage liquidity to meet both short- and long-term cash requirements. Reliance on wholesale funding is maintained at prudent levels and within approved limits, consistent with our desired liquidity profile.

Our funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $130.1 billion as at October 31, 2014 (2013: $125.0 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

Our diverse wholesale funding strategy has been developed to maintain a sustainable funding base through which we can access funding across many different depositors and investors, geographies, maturities, and funding instruments. We maintain access to term wholesale funding through many channels, such as, wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, and through our Covered Bond Programme, credit card securitization in Canada and the U.S., and a number of mortgage securitization programs, as outlined in the tables below.

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$4,852	$1,378	$724	$–	$6,954	$–	$–	$6,954
Certificates of deposit and commercial paper	3,128	3,599	4,468	8,059	19,254	7,425	1,801	28,480
Bearer deposit notes and bankers acceptances	649	1,409	791	268	3,117	–	–	3,117
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	1,517	3,221	3,597	3,046	11,381	9,370	12,219	32,970
Senior unsecured structured notes	–	15	30	424	469	5	–	474
Covered bonds/Asset-backed securities
Mortgage securitization	2	353	1,359	754	2,468	3,839	16,595	22,902
Covered bonds	–	3,058	441	2,176	5,675	3,176	3,764	12,615
Cards securitization	–	–	–	600	600	1,539	1,127	3,266
Subordinated liabilities	–	–	–	–	–	–	4,978	4,978
Other	–	–	–	–	–	–	–	–
	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756
Of which:
Secured	$2	$3,411	$1,800	$3,530	$8,743	$8,554	$21,486	$38,783
Unsecured	10,146	9,622	9,610	11,797	41,175	16,800	18,998	76,973
	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756
October 31, 2013	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at October 31	2014		2013
CAD	$60.3	52%	$69.2	57%
USD	47.4	41	44.2	37
EUR	2.4	2	1.3	1
Other	5.7	5	6.2	5
	$115.8	100%	$120.9	100%

Funding plan

Our three year funding plan is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from our planning process, as well as expected funding maturities and inputs from the liquidity stress testing model. The funding plan is reviewed and approved by the ALCo.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. Moody’s and S&P changed the outlook on the senior debt ratings of the big six banks, including CIBC, to negative from stable on June 11, 2014 and August 8, 2014, respectively, citing regulations that seek to limit government support in the event of a bank failure. For additional information on these regulations, see “Taxpayer Protection and Bank Recapitalization Regime” in the “Capital resources” section. DBRS and S&P downgraded the rating of preferred shares of several banks during the year. CIBC was downgraded by one notch. We do not expect a material impact on our funding costs or ability to access funding as a result of these rating changes.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Our credit ratings are summarized in the table below:

	Short-term debt		Long-term debt		Subordinated debt		Subordinated debt – NVCC (1)	Preferred Shares – NVCC (1)
As at October 31	2014	2013	2014	2013	2014	2013	2014	2014	2013
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	Pfd-2	Pfd-1(L)
Fitch	F1+	F1+	AA-	AA-	A+	A+	n/a	n/a	n/a
Moody’s	P-1	P-1	Aa3	Aa3	A3	A3	Baa1	Baa2	Baa2
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	P-3(H)	P-2/P-2(L)

(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
n/a	Not available.

68	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at October 31	2014	2013
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.2	0.3
Three-notch downgrade	0.7	0.9

Regulatory liquidity standards

In December 2010, the BCBS published its final documentation on the Basel III liquidity risk framework, which included the LCR and the Net Stable Funding Ratio (NSFR) as the two minimum standards for funding liquidity, to be implemented on January 1, 2015 and January 1, 2018, respectively. In January 2013, the BCBS published its final guidelines on the LCR, and the final NSFR guideline was released on October 31, 2014.

In January 2014, the BCBS also published the “Liquidity Coverage Ratio Disclosure Standards”. The document outlines the minimum standards applicable for public disclosure of the LCR by all internationally active banks. Banks will be required to disclose quantitative information about the LCR using a common template, supplemented by qualitative discussion, as appropriate, on key elements of the liquidity metric. These standards are effective for the first reporting period after January 1, 2015 (quarter ended April 30, 2015 for CIBC). In July 2014, OSFI published the “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio” which provides additional implementation guidance applicable to Canadian banks.

In May 2014, OSFI published the final Liquidity Adequacy Requirements (LAR) guideline. The LAR guideline is driven by the BCBS’ global liquidity requirements which include the LCR, NSFR and other intraday liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the NCCF metric. The NCCF was originally introduced in 2010 and the LAR guideline contains updated assumptions and parameters for use in the measurement of the metric, which will be reported to OSFI in January 2015. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. Unlike the phase-in approach prescribed by the BCBS, Canadian banks will need to meet the 100% minimum LCR requirement as of January 2015. CIBC expects to be in compliance with this requirement. In addition, intraday liquidity monitoring tools reporting will be required by January 1, 2017 at the latest.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. In addition, we provide the LCR and NSFR reports to BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,694	$–	$–	$–	$–	$–	$–	$–	$–	$2,694
Interest bearing deposits with banks	10,853	–	–	–	–	–	–	–	–	10,853
Securities	1,753	1,312	1,078	782	814	2,881	7,163	10,044	33,715	59,542
Cash collateral on securities borrowed	3,389	–	–	–	–	–	–	–	–	3,389
Securities purchased under resale agreements	16,878	14,835	1,496	92	106	–	–	–	–	33,407
Loans
Residential mortgages	279	1,942	4,552	9,159	7,552	44,929	81,004	8,109	–	157,526
Personal	1,461	481	984	1,046	981	77	191	667	29,570	35,458
Credit card	233	465	698	698	698	2,791	6,046	–	–	11,629
Business and government	5,968	1,335	2,581	4,174	2,250	6,738	17,457	15,572	–	56,075
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,660)	(1,660)
Derivative instruments	1,134	1,796	651	877	609	2,272	4,804	8,537	–	20,680
Customers’ liability under acceptances	7,443	1,769	–	–	–	–	–	–	–	9,212
Other assets	–	–	–	–	–	–	–	–	16,098	16,098
	$52,085	$23,935	$12,040	$16,828	$13,010	$59,688	$116,665	$42,929	$77,723	$414,903
October 31, 2013 (1)	$43,037	$16,420	$10,578	$14,461	$11,500	$44,524	$140,137	$44,355	$72,994	$398,006
Liabilities
Deposits (2)	$18,887	$17,321	$22,053	$21,077	$14,900	$29,191	$40,106	$11,945	$149,913	$325,393
Obligations related to securities sold short	12,999	–	–	–	–	–	–	–	–	12,999
Cash collateral on securities lent	903	–	–	–	–	–	–	–	–	903
Obligations related to securities sold under repurchase agreements	9,138	724	–	–	–	–	–	–	–	9,862
Derivative instruments	1,070	1,544	865	1,148	717	2,631	5,465	8,401	–	21,841
Acceptances	7,443	1,769	–	–	–	–	–	–	–	9,212
Other liabilities	–	–	–	–	–	–	–	–	10,932	10,932
Subordinated indebtedness	–	–	–	–	–	–	35	4,943	–	4,978
	$50,440	$21,358	$22,918	$22,225	$15,617	$31,822	$45,606	$25,289	$160,845	$396,120
October 31, 2013 (1)	$50,494	$15,659	$19,347	$13,414	$18,836	$31,600	$55,290	$28,371	$147,001	$380,012

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Comprises $130.1 billion (2013: $125.0 billion) of personal deposits of which $125.8 billion (2013: $120.4 billion) are in Canada and $4.3 billion (2013: $4.6 billion) are in other countries; $187.6 billion (2013: $182.9 billion) of business and government deposits of which $145.2 billion (2013: $149.0 billion) are in Canada and $42.4 billion (2013: $33.9 billion) are in other countries; and $7.7 billion (2013: $5.6 billion) of bank deposits of which $2.9 billion (2013: $2.0 billion) are in Canada and $4.8 billion (2013: $3.6 billion) are in other countries.

CIBC 2014 ANNUAL REPORT	69

Management’s discussion and analysis

Our net asset position remained unchanged relative to October 31, 2013. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$26,118	$–	$–	$–	$–	$–	$–	$–	$–	$26,118
Unutilized credit commitments	694	4,362	1,060	1,614	894	6,592	27,420	2,105	114,888	159,629
Backstop liquidity facilities	30	4,059	152	110	10	410	98	11	–	4,880
Standby and performance letters of credit	438	2,167	1,785	2,153	1,166	359	1,118	61	–	9,247
Documentary and commercial letters of credit	112	135	13	–	24	25	–	–	–	309
Other	276	–	–	–	–	–	–	–	–	276
	$27,668	$10,723	$3,010	$3,877	$2,094	$7,386	$28,636	$2,177	$114,888	$200,459
October 31, 2013 (3)	$25,934	$9,609	$3,067	$3,034	$2,528	$5,432	$25,936	$1,925	$116,487	$193,952

(1)	Includes $91.1 billion (2013: $94.7 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $903 million (2013: $2.1 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$34	$68	$102	$101	$100	$383	$931	$1,222	$2,941
Purchase obligations (1)	20	137	171	179	141	576	1,103	436	2,763
Pension contributions (2)	1	1	2	2	2	–	–	–	8
Underwriting commitments	180	–	433	–	–	–	–	–	613
Investment commitments	3	–	3	4	–	–	16	127	153
	$238	$206	$711	$286	$243	$959	$2,050	$1,785	$6,478
October 31, 2013 (3)	$277	$220	$607	$348	$264	$812	$1,722	$1,725	$5,975

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Certain information has been restated to conform to the presentation adopted in the current year.
Other risks

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

70	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GRC and GCC provide oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the ExCo. The ExCo is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have a comprehensive operational risk management framework that supports and governs the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. We mitigate operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use the three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opine on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

We utilize various risk assessment tools to identify and assess operational risk exposures, including business process mapping, risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, and change management approval processes (including approval of new initiatives and products), as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our operational risk profile before the risks become acute. The risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating operational risk exposure is a robust internal control environment. The internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Assessment of material, or potential material losses

The occurrence of a material, or potential material loss results in an investigation to determine the root causes of the loss and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions.

Examples of operational losses for which an investigation may occur include, but are not limited to: large dollar losses (either absolute value or relative to losses generally experienced by the business line); losses that are inconsistent with the business line’s historical experience; or losses in excess of the business line’s expected loss. A near miss event is an operational risk event that does not ultimately lead to a loss due to various circumstances (e.g., fortuitous circumstances).

The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subjected to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

We did not experience any material operational risk loss events during the year; total operational risk losses in 2014 were within our defined risk appetite. See Note 23 to our consolidated financial statements for description of our significant legal proceedings and provisions recognized.

Risk measurement

We use the AMA, a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using both a scenario based and a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

Our AMA model was approved in 2008. We are developing a second generation AMA model, which will be submitted for regulatory approval in fiscal 2015. For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Back-testing

The results of the capital calculations are internally back-tested each quarter. The back-testing exercise assesses the model’s performance against internal and external loss data. The internal loss data is compared to the model output at a loss type and line of business level to identify areas in which the actual loss experience differs from the predicted results. External loss data is grouped into major themes and compared against the scenarios used in the model to ensure that the model addresses all relevant fat tailed events (i.e., stress scenarios). Gaps identified through back-testing are reflected in revisions to the relevant

CIBC 2014 ANNUAL REPORT	71

Management’s discussion and analysis

parameters of the model. The overall methodology is also independently validated by the Model Validation group in Risk Management to ensure that the assumptions applied are reasonable. The validation exercise includes modelling the relevant internal loss data using alternative methods and comparing the results to the model. Gaps identified through the validation exercise are incorporated into revisions to the model.

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Top and emerging risks” section.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, that help protect the integrity of the capital markets, or that relate to money laundering and terrorist financing.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and related bridge loans are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

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Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Effective November 1, 2013, CIBC adopted IFRS 13 “Fair Value Measurement”. Adoption of this standard did not result in changes to how we measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31			2014			2013 (1)
	Structured credit run-off business	Total CIBC	Total CIBC (2)	Structured credit run-off business	Total CIBC	Total CIBC (2)
Assets
Trading securities and loans	$759	$759	1.5%	$837	$837	1.8%
AFS securities	21	1,230	10.1	11	913	3.3
FVO securities	107	107	42.3	147	147	51.2
Derivative instruments	204	226	1.1	295	341	1.7
	$1,091	$2,322	2.7%	$1,290	$2,238	2.4%
Liabilities
Deposits and other liabilities (3)	$454	$729	27.0%	$510	$737	28.4%
Derivative instruments	270	305	1.4	413	474	2.4
	$724	$1,034	2.8%	$923	$1,211	3.4%

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the consolidated balance sheet.
(3)	Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

During 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of London Interbank Offered Rate (LIBOR).

In order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach in the fourth quarter of 2014 through the adoption of FVA, which employs an estimated market cost of funding curve as the discount rate in place of LIBOR. The impact is to reduce the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the impact on uncollateralized derivative liabilities was to reduce their fair value in a manner that subsumes previously recognized valuation adjustments related to our own credit. As a result, the adoption of FVA resulted in a one-time net decrease in net income. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future. Just as is the case for OIS, our FVA adjustments are considered integral to our valuation process and are accordingly excluded from the table below that presents our fair value adjustments.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

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Management’s discussion and analysis

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2014	2013
Securities
Market risk	$2	$5
Derivatives
Market risk	45	57
Creditrisk	97	42
Administration costs	5	5
Total valuation adjustments	$149	$109

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to quarterly reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, deterioration in underlying asset quality, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

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Management’s discussion and analysis

As at October 31, 2014, our model indicated a range of outcomes for the collective allowance(1) between $522 million and $1,686 million. The collective allowance(1) of $1,061 million (2013: $1,182 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $106 million.

(1)	Related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

Securitizations and structured entities

Securitization of our own assets

Effective November 1, 2013, with retrospective application to November 1, 2012, CIBC adopted IFRS 10 “Consolidated Financial Statements” which replaced IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation – Special Purpose Entities”. Under IFRS 10, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we continue to consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instruments – Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entity indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses decision-making power to direct relevant activities of the investee, when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee, or where there is a change in whether CIBC is deemed to be acting as a principal or an agent.

Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2014, we had goodwill of $1,450 million (2013: $1,733 million) and other intangible assets with an indefinite life of $138 million (2013: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill to $344 million as at April 30, 2014.

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Management’s discussion and analysis

We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2014. The forecast continues to reflect the currently challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. For the impairment test performed as at August 1, 2014, we determined that the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying value. As a result, no additional impairment loss has been recognized.

A terminal growth rate of 2.5% as at August 1, 2014 (April 30, 2014: 2.5%, August 1, 2013: 2.5%) was applied to the years after the five-year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% as at August 1, 2014 (13.73% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at April 30, 2014 and as at August 1, 2013). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $130 million as at August 1, 2014. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $75 million as at August 1, 2014. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred income tax assets will be realized.

Income tax accounting impacts all our reporting segments. For further details on our income taxes, see Note 20 to the consolidated financial statements.

Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the consolidated financial statements included all of CIBC’s accruals for legal matters as at October 31, 2014, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $110 million as at October 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2014, consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

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Management’s discussion and analysis

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

Effective November 1, 2013, with retrospective application to November 1, 2011, CIBC adopted amendments to IAS 19 “Employee Benefits”. The amendments required the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. See Note 1 to the consolidated financial statements for further details on the impact of the adoption of the amendments to IAS 19 on prior periods.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit expense and defined benefit obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 and Note 1 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Accounting developments

Future accounting policy changes

For details on the future accounting policy changes, see Note 32 to the consolidated financial statements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act impacts every financial institution in the U.S. and many financial institutions that operate outside the U.S. CIBC has devoted resources necessary to ensure that we implement the requirements in compliance with all new regulations under the Dodd-Frank Act. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S., we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

The Dodd-Frank Act also mandates the Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. In December 2013, five U.S. regulatory agencies jointly published final regulations implementing the Volcker Rule. The final regulations and the accompanying materials are complex and will require CIBC to implement new controls and to develop new systems to ensure compliance with the rule’s reporting obligations and restrictions. Banking entities must engage in good-faith efforts that will result in conformance with the rule by July 21, 2015. CIBC has developed and is executing a conformance plan for full implementation of the Volcker Rule. The new regulations also contain various provisions that enable banks to seek extensions in certain circumstances and CIBC may seek such extensions where necessary or appropriate.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the FATCA regulations, non-U.S. financial institutions will be required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. The Government of Canada has signed an Intergovernmental Agreement (IGA) with the U.S., to facilitate FATCA information reporting by Canadian financial institutions. Under the provisions of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. The provisions of FATCA and the related Canadian legislation came into effect on July 1, 2014. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the U.S. CIBC will meet all FATCA obligations, in accordance with local law.

CIBC 2014 ANNUAL REPORT	77

Management’s discussion and analysis

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’s expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally-active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally-regulated banks which have not been identified as G-SIBs, and which have Basel III leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. Such banks (including CIBC) must publicly disclose both year-end 2014 and comparative 2013 data by the time the first quarterly financial report of 2015 is released.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act. For further details, see Note 25 to the consolidated financial statements.

Policy on the Scope of Services of the Shareholders’ Auditors

The “Policy on the Scope of Services of the Shareholders’ Auditors” sets out the parameters for the engagement of the shareholders’ auditors by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission rules. The policy requires the Audit Committee’s pre-approval of all work performed by the shareholders’ auditors and prohibits CIBC from engaging the shareholders’ auditors for “prohibited” services. The Audit Committee is also accountable for the oversight of the work of the shareholders’ auditors and for an annual assessment of the engagement team’s qualifications, independence and performance. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditors are disclosed in our Management Proxy Circular.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2014 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IASB). CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the Internal Control – Integrated Framework that was published in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO’s 1992 Framework) as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting. In fiscal 2015, CIBC’s management will use the Internal Control – Integrated Framework that was published in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO’s 2013 Framework) as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2014, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, the external auditors, have audited the consolidated financial statements of CIBC for the year ended October 31, 2014, and have also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 90 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2014, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

78	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)
	Domestic assets (2)
	Cash and deposits with banks	$2,210	$2,903	$2,620	$11	$25	$27	0.50%	0.86%	1.03%
Securities	Trading	45,051	42,367	36,492	1,248	1,195	1,033	2.77	2.82	2.83
	AFS	9,232	12,934	13,249	162	199	252	1.75	1.54	1.90
	FVO	48	47	47	4	3	3	8.33	6.38	6.38
	Securities borrowed or purchased under resale agreements	19,905	21,752	18,443	275	301	274	1.38	1.38	1.49
Loans	Residential mortgages	150,893	146,977	148,660	4,241	4,338	4,592	2.81	2.95	3.09
	Personal and credit card	45,289	47,912	48,463	3,183	3,467	3,477	7.03	7.24	7.17
	Business and government	30,839	27,356	25,260	1,171	1,158	1,111	3.80	4.23	4.40
	Total loans	227,021	222,245	222,383	8,595	8,963	9,180	3.79	4.03	4.13
	Other interest-bearing assets	443	413	359	10	1	13	2.26	0.24	3.62
	Derivative instruments	9,189	8,720	11,745	–	–	–	–	–	–
	Customers’ liability under acceptances	10,013	10,431	9,754	–	–	–	–	–	–
	Other non-interest-bearing assets	11,555	11,386	12,093	–	–	–	–	–	–
	Total domestic assets	334,667	333,198	327,185	10,305	10,687	10,782	3.08	3.21	3.30
	Foreign assets (2)
	Cash and deposits with banks	13,274	7,523	5,325	14	13	15	0.11	0.17	0.28
Securities	Trading	1,681	1,266	1,282	38	42	70	2.26	3.32	5.46
	AFS	13,921	12,734	12,917	175	190	157	1.26	1.49	1.22
	FVO	232	256	323	1	2	7	0.43	0.78	2.17
	Securities borrowed or purchased under resale agreements	10,469	9,472	10,131	45	46	49	0.43	0.49	0.48
Loans	Residential mortgages	2,146	2,191	2,200	124	123	126	5.78	5.61	5.73
	Personal and credit card	727	780	923	64	63	64	8.80	8.08	6.93
	Business and government	19,919	17,653	16,613	687	633	630	3.45	3.59	3.79
	Total loans	22,792	20,624	19,736	875	819	820	3.84	3.97	4.15
	Other interest-bearing assets	71	78	38	24	12	7	33.80	15.38	18.42
	Derivative instruments	10,874	15,080	16,971	–	–	–	–	–	–
	Other non-interest-bearing assets	3,500	3,315	3,247	–	–	–	–	–	–
	Total foreign assets	76,814	70,348	69,970	1,172	1,124	1,125	1.53	1.60	1.61
	Total assets	$411,481	$403,546	$397,155	$11,477	$11,811	$11,907	2.79%	2.93%	3.00%
	Domestic liabilities (2)
Deposits	Personal	$120,339	$113,770	$110,442	$1,129	$1,138	$1,217	0.94%	1.00%	1.10%
	Business and government	99,318	96,106	88,028	1,271	1,335	1,096	1.28	1.39	1.25
	Bank	847	639	918	4	3	5	0.47	0.47	0.54
	Secured borrowings	43,525	50,815	51,975	717	987	1,118	1.65	1.94	2.15
	Total deposits	264,029	261,330	251,363	3,121	3,463	3,436	1.18	1.33	1.37
	Derivative instruments	8,788	8,492	11,820	–	–	–	–	–	–
	Acceptances	10,013	10,435	9,754	–	–	–	–	–	–
	Obligations related to securities sold short	13,134	13,003	10,727	314	327	327	2.39	2.51	3.05
	Obligations related to securities lent or sold under repurchase agreements	8,191	5,164	6,318	109	80	111	1.33	1.55	1.76
	Capital Trust securities	–	–	1,649	–	–	144	–	–	8.73
	Other liabilities	8,670	9,766	10,574	10	14	56	0.12	0.14	0.53
	Subordinated indebtedness	3,974	4,308	4,590	176	191	201	4.43	4.43	4.38
	Total domestic liabilities	316,799	312,498	306,795	3,730	4,075	4,275	1.18	1.30	1.39
	Foreign liabilities (2)
Deposits	Personal	6,707	6,356	6,526	71	63	62	1.06	0.99	0.95
	Business and government	44,317	40,260	36,248	112	120	101	0.25	0.30	0.28
	Bank	6,995	5,512	4,608	31	29	29	0.44	0.53	0.63
	Secured borrowings	458	425	460	2	4	2	0.44	0.94	0.43
	Total deposits	58,477	52,553	47,842	216	216	194	0.37	0.41	0.41
	Derivative instruments	10,401	14,684	17,080	–	–	–	–	–	–
	Acceptances	–	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	585	244	138	13	7	6	2.22	2.87	4.35
	Obligations related to securities lent or sold under repurchase agreements	4,522	5,078	7,077	18	22	45	0.40	0.43	0.64
	Capital Trust securities	–	–	–	–	–	–	–	–	–
	Other liabilities	1,640	1,205	1,250	39	36	54	2.38	2.99	4.32
	Subordinated indebtedness	250	243	430	2	2	7	0.80	0.82	1.63
	Total foreign liabilities	75,875	74,007	73,817	288	283	306	0.38	0.38	0.41
	Total liabilities	392,674	386,505	380,612	4,018	4,358	4,581	1.02	1.13	1.20
	Shareholders’ equity	18,636	16,873	16,380	–	–	–	–	–	–
	Non-controlling interests	171	168	163	–	–	–	–	–	–
	Total liabilities and equity	$411,481	$403,546	$397,155	$4,018	$4,358	$4,581	0.98%	1.08%	1.15%
	Net interest income and margin				$7,459	$7,453	$7,326	1.81%	1.85%	1.84%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$34,888	$32,779	$27,865
	Foreign	$4,070	$3,395	$3,174

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2014 ANNUAL REPORT	79

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

$ millions		2014/2013			2013/2012 (1)
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
Domestic assets (2)
Cash and deposits with banks		$(6)	$(8)	$(14)	$3	$(5)	$(2)
Securities	Trading	76	(23)	53	166	(4)	162
	AFS	(57)	20	(37)	(6)	(47)	(53)
	FVO	–	1	1	–	–	–
Securities borrowed or purchased under resale agreements		(26)	–	(26)	49	(22)	27
Loans	Residential mortgages	116	(213)	(97)	(52)	(202)	(254)
	Personal and credit card	(190)	(94)	(284)	(40)	30	(10)
	Business and government	147	(134)	13	92	(45)	47
Total loans		73	(441)	(368)	–	(217)	(217)
Other interest-bearing assets		–	9	9	2	(14)	(12)
Change in domestic interest income		60	(442)	(382)	214	(309)	(95)
Foreign assets (2)
Cash and deposits with banks		10	(9)	1	6	(8)	(2)
Securities	Trading	14	(18)	(4)	(1)	(27)	(28)
	AFS	18	(33)	(15)	(2)	35	33
	FVO	–	(1)	(1)	(1)	(4)	(5)
Securities borrowed or purchased under resale agreements		5	(6)	(1)	(3)	–	(3)
Loans	Residential mortgages	(3)	4	1	(1)	(2)	(3)
	Personal and credit card	(4)	5	1	(10)	9	(1)
	Business and government	81	(27)	54	39	(36)	3
Total loans		74	(18)	56	28	(29)	(1)
Other interest-bearing assets		(1)	13	12	7	(2)	5
Change in foreign interest income		120	(72)	48	34	(35)	(1)
Total change in interest income		$180	$(514)	$(334)	$248	$(344)	$(96)
Domestic liabilities (2)
Deposits	Personal	$66	$(75)	$(9)	$37	$(116)	$(79)
	Business and government	45	(109)	(64)	101	138	239
	Bank	1	–	1	(2)	–	(2)
	Secured borrowings	(142)	(128)	(270)	(25)	(106)	(131)
Total deposits		(30)	(312)	(342)	111	(84)	27
Obligations related to securities sold short		3	(16)	(13)	69	(69)	–
Obligations related to securities lent or sold under repurchase agreements		47	(18)	29	(20)	(11)	(31)
Capital Trust securities		–	–	–	(144)	–	(144)
Other liabilities		(2)	(2)	(4)	(4)	(38)	(42)
Subordinated indebtedness		(15)	–	(15)	(12)	2	(10)
Change in domestic interest expense		3	(348)	(345)	–	(200)	(200)
Foreign liabilities (2)
Deposits	Personal	3	5	8	(2)	3	1
	Business and government	12	(20)	(8)	11	8	19
	Bank	8	(6)	2	6	(6)	–
	Secured borrowings	–	(2)	(2)	–	2	2
Total deposits		23	(23)	–	15	7	22
Obligations related to securities sold short		10	(4)	6	5	(4)	1
Obligations related to securities lent or sold under repurchase agreements		(2)	(2)	(4)	(13)	(10)	(23)
Other liabilities		13	(10)	3	(2)	(16)	(18)
Subordinated indebtedness		–	–	–	(3)	(2)	(5)
Change in foreign interest expense		44	(39)	5	2	(25)	(23)
Total change in interest expense		$47	$(387)	$(340)	$2	$(225)	$(223)
Change in total net interest income		$133	$(127)	$6	$246	$(119)	$127

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

80	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Canada (1)					U.S. (1)
$ millions, as at October 31	2014	2013 (2)	2012	2011	2010	2014	2013	2012	2011	2010
Residential mortgages	$155,198	$148,664	$147,841	$148,268	$91,338	$1	$1	$1	$1	$1
Student	151	210	287	384	523	–	–	–	–	–
Personal	34,342	33,257	33,891	33,202	32,365	94	93	109	132	241
Credit card	11,078	14,097	14,418	14,970	11,508	40	32	33	24	30
Total net consumer loans	200,769	196,228	196,437	196,824	135,734	135	126	143	157	272
Non-residential mortgages	6,947	6,979	7,095	7,055	6,339	240	236	–	2	2
Financial institutions	2,640	2,356	2,384	2,124	1,852	659	403	435	427	352
Retail and wholesale	3,515	3,086	2,827	2,652	2,487	257	158	113	43	52
Business services	4,728	4,191	3,694	3,508	2,773	418	284	226	221	403
Manufacturing-capital goods	1,308	1,081	1,072	1,079	970	221	189	188	129	12
Manufacturing-consumer goods	2,329	1,914	1,736	1,289	1,016	14	36	62	50	18
Real estate and construction	7,201	5,794	4,956	4,118	3,123	6,394	5,611	4,156	3,215	1,563
Agriculture	4,263	3,933	3,689	3,585	3,240	6	1	1	–	(1)
Oil and gas	3,633	2,969	2,856	2,884	2,418	1,276	988	781	413	145
Mining	602	383	319	285	123	266	223	65	78	32
Forest products	470	434	426	416	376	41	35	44	52	–
Hardware and software	339	468	464	244	223	118	98	–	73	33
Telecommunications and cable	514	413	238	213	264	26	26	14	12	13
Publishing, printing, and broadcasting	208	290	356	405	386	5	–	–	–	–
Transportation	1,033	870	736	701	750	221	247	332	353	359
Utilities	1,282	1,170	1,082	674	795	804	816	492	246	99
Education, health and social services	2,017	1,956	1,933	1,754	1,301	–	–	25	46	46
Governments	578	613	727	785	759	–	–	–	–	–
Others	–	–	–	–	358	165	210	730	845	1,031
General allowance allocated to business and government loans	–	–	–	–	(217)	–	–	–	–	(67)
Collective allowance allocated to business and government loans	(192)	(192)	(211)	(205)	–	(43)	(28)	(38)	(54)	–
Total net business and government loans, including acceptances	43,415	38,708	36,379	33,566	29,336	11,088	9,533	7,626	6,151	4,092
Total net loans and acceptances	$244,184	$234,936	$232,816	$230,390	$165,070	$11,223	$9,659	$7,769	$6,308	$4,364

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Analysis of net loans and acceptances (continued)

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Other (1)					Total
$ millions, as at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Residential mortgages	$2,118	$2,113	$2,143	$2,191	$2,190	$157,317	$150,778	$149,985	$150,460	$93,529
Student	1	1	1	1	1	152	211	288	385	524
Personal	410	429	568	637	688	34,846	33,779	34,568	33,971	33,294
Credit card	125	126	119	118	111	11,243	14,255	14,570	15,112	11,649
Total net consumer loans	2,654	2,669	2,831	2,947	2,990	203,558	199,023	199,411	199,928	138,996
Non-residential mortgages	228	239	273	291	392	7,415	7,454	7,368	7,348	6,733
Financial institutions	2,155	1,065	1,099	1,003	1,032	5,454	3,824	3,918	3,554	3,236
Retail and wholesale	499	333	326	351	391	4,271	3,577	3,266	3,046	2,930
Business services	1,098	772	932	1,032	1,053	6,244	5,247	4,852	4,761	4,229
Manufacturing-capital goods	248	202	243	217	269	1,777	1,472	1,503	1,425	1,251
Manufacturing-consumer goods	88	249	225	268	253	2,431	2,199	2,023	1,607	1,287
Real estate and construction	890	777	791	572	681	14,485	12,182	9,903	7,905	5,367
Agriculture	37	40	65	94	104	4,306	3,974	3,755	3,679	3,343
Oil and gas	321	71	16	–	–	5,230	4,028	3,653	3,297	2,563
Mining	384	537	280	109	129	1,252	1,143	664	472	284
Forest products	38	30	29	32	31	549	499	499	500	407
Hardware and software	14	22	22	22	242	471	588	486	339	498
Telecommunications and cable	162	234	148	60	33	702	673	400	285	310
Publishing, printing, and broadcasting	89	4	37	41	36	302	294	393	446	422
Transportation	803	893	430	387	249	2,057	2,010	1,498	1,441	1,358
Utilities	631	318	467	272	310	2,717	2,304	2,041	1,192	1,204
Education, health and social services	26	24	23	23	27	2,043	1,980	1,981	1,823	1,374
Governments	1,079	943	922	901	633	1,657	1,556	1,649	1,686	1,392
Others	1,431	2,403	3,011	3,109	6,312	1,596	2,613	3,741	3,954	7,701
General allowance allocated to business and government loans	–	–	–	–	(25)	–	–	–	–	(309)
Collective allowance allocated to business and government loans	(42)	(40)	(23)	(20)	–	(277)	(260)	(272)	(279)	–
Total net business and government loans, including acceptances	10,179	9,116	9,316	8,764	12,152	64,682	57,357	53,321	48,481	45,580
Total net loans and acceptances	$12,833	$11,785	$12,147	$11,711	$15,142	$268,240	$256,380	$252,732	$248,409	$184,576

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2014 ANNUAL REPORT	81

Management’s discussion and analysis

Summary of allowance for credit losses

	IFRS				Canadian GAAP
$ millions, as at or for the year ended October 31	2014	2013	2012	2011	2010
Balance at beginning of year	$1,758	$1,916	$1,851	$1,950	$2,043
Provision for credit losses	937	1,121	1,291	1,144	1,046
Write-offs
Domestic (1)
Residential mortgages	19	15	18	16	9
Student	3	3	6	5	9
Personal and credit card	857	1,030	1,118	1,141	1,054
Other business and government	63	137	93	103	150
Foreign (1)
Residential mortgages	8	9	2	1	3
Personal and credit card	16	9	13	14	17
Other business and government	92	245	98	55	176
Total write-offs	1,058	1,448	1,348	1,335	1,418
Recoveries
Domestic (1)
Student	–	–	–	–	–
Personal and credit card	177	172	158	132	109
Other business and government	11	6	8	10	8
Foreign (1)
Personal and credit card	2	3	3	1	2
Other business and government	2	3	1	2	4
Total recoveries	192	184	170	145	123
Net write-offs	866	1,264	1,178	1,190	1,295
Interest income on impaired loans	(30)	(37)	(47)	(48)	–
Other	(63)	22	(1)	(5)	(10)
Balance at end of year	$1,736	$1,758	$1,916	$1,851	$1,784
Comprises:
Loans	$1,660	$1,698	$1,860	$1,803	$1,720
Undrawn credit facilities	76	60	56	48	64
Ratio of net write-offs during year to average loans outstanding during year	0.35%	0.52%	0.49%	0.51%	0.74%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans (IFRS)

	Allowance for credit losses (1)				Allowance as a % of gross impaired loans
$ millions, as at October 31	2014	2013	2012	2011	2014	2013	2012	2011
Domestic (2)
Residential mortgages	$22	$24	$18	$15	10.2%	11.4%	8.0%	5.0%
Personal loans	96	105	159	156	80.0	77.8	84.6	73.6
Business and government	38	61	97	88	60.3	63.5	47.3	56.1
Total domestic	156	190	274	259	39.1	43.1	44.3	38.6
Foreign (2)
Residential mortgages	146	65	27	18	45.9	23.8	11.0	8.1
Personal loans	43	30	25	25	53.8	34.9	31.6	31.6
Business and government	299	262	395	300	46.9	35.1	42.8	31.7
Total foreign	488	357	447	343	47.1	32.3	35.8	27.5
Total allowance	$644	$547	$721	$602	44.9%	35.4%	38.6%	31.4%

(1)	Comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

Specific allowance for credit losses as a percentage of gross impaired loans (Canadian GAAP)

	Specific allowance for credit losses	Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2010	2010
Domestic (1)
Residential mortgages	$19	7.3%
Personal loans	193	88.9
Business and government	120	55.3
Total domestic	$332	47.9
Foreign (1)
Residential mortgages	$11	5.7%
Personal loans	31	35.6
Business and government	257	29.8
Total foreign	$299	26.2
Total specific allowance	$631	34.4%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

82	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Allowance on non-impaired loans as a percentage of net loans and acceptances (IFRS)

	Allowance for credit losses (1)				Allowance as a % of net loans and acceptances
$ millions, as at October 31	2014	2013	2012	2011	2014	2013	2012	2011
Domestic (2)
Residential mortgages	$21	$63	$19	$14	–%	–%	–%	–%
Personal loans	315	313	278	300	0.9	0.9	0.8	0.9
Credit cards	384	512	582	631	3.5	3.6	4.0	4.2
Business and government	183	179	186	174	0.4	0.5	0.5	0.5
Total domestic	903	1,067	1,065	1,119	0.4	0.5	0.5	0.5
Foreign (2)
Residential mortgages	20	8	7	2	0.9	0.4	0.3	0.1
Personal loans	6	3	5	5	1.2	0.6	0.7	0.6
Credit cards	2	5	1	1	1.2	3.2	0.7	0.7
Business and government	85	68	61	74	0.4	0.4	0.4	0.5
Total foreign	113	84	74	82	0.5	0.4	0.4	0.5
Total allowance	$1,016	$1,151	$1,139	$1,201	0.4%	0.4%	0.5%	0.5%

(1)	Comprises the collective allowance related to credit card loans; and personal loans, mortgage and business and government loans that are less than 90 days delinquent. Excludes allowance on undrawn credit facilities.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

General allowance as a percentage of net loans and acceptances (Canadian GAAP)

	General allowance for credit losses	General allowance as a % of net loans and acceptances
$ millions, as at October 31	2010	2010
Domestic (1)
Residential mortgages	$5	–%
Personal loans	287	0.9
Credit cards	477	4.1
Business and government	217	0.7
Total domestic	986	0.6
Foreign (1)
Residential mortgages	4	0.2
Personal loans	6	0.6
Credit cards	1	0.7
Business and government	92	0.6
Total foreign	103	0.5
Total general allowance	$1,089	0.6%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location (1)

	IFRS				Canadian GAAP
$ millions, as at October 31	2014	2013 (2)	2012	2011	2010
Canada
Atlantic provinces	$13,307	$13,124	$13,228	$13,115	$9,446
Quebec	21,802	21,257	20,591	19,602	13,779
Ontario	114,940	109,390	108,861	110,157	77,791
Prairie provinces	12,136	11,829	11,440	9,093	7,934
Alberta, Northwest Territories and Nunavut	38,859	37,953	38,300	38,433	27,667
British Columbia and Yukon	44,012	42,421	41,435	41,074	29,439
General allowance allocated to Canada	–	–	–	–	(986)
Collective allowance allocated to Canada (3)	(872)	(1,038)	(1,039)	(1,084)	–
Total Canada	244,184	234,936	232,816	230,390	165,070
U.S.	11,223	9,659	7,769	6,308	4,364
Other countries	12,833	11,785	12,147	11,711	15,142
Total net loans and acceptances	$268,240	$256,380	$252,732	$248,409	$184,576

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	Comprises the collective allowance related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

CIBC 2014 ANNUAL REPORT	83

Management’s discussion and analysis

Net impaired loans

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Canada (1)					U.S. (1)
$ millions, as at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Gross impaired loans
Residential mortgages	$216	$210	$226	$302	$259	$–	$–	$–	$–	$–
Student	7	9	12	17	23	–	–	–	–	–
Personal	113	126	176	195	194	1	4	–	–	–
Total gross impaired consumer loans	336	345	414	514	476	1	4	–	–	–
Non-residential mortgages	4	1	–	4	8	–	–	–	–	–
Financial institutions	1	–	1	1	1	–	–	–	–	–
Retail, wholesale and business services	31	54	38	47	57	–	34	58	51	51
Manufacturing – consumer and capital goods	4	6	11	16	46	–	–	3	5	16
Real estate and construction	10	9	23	24	54	135	159	183	211	183
Agriculture	2	4	7	15	6	–	–	–	–	–
Resource-based industries	4	13	55	4	26	–	–	–	–	–
Telecommunications, media and technology	4	6	62	39	10	–	–	–	–	–
Transportation	1	1	6	5	7	–	38	90	3	13
Utilities	–	–	–	–	–	20	–	–	–	–
Other	2	2	2	2	2	–	–	–	–	–
Total gross impaired – business and government loans	63	96	205	157	217	155	231	334	270	263
Total gross impaired loans	399	441	619	671	693	156	235	334	270	263
Other past due loans (2)	342	378	401	553	376	–	–	11	–	–
Total gross impaired and other past due loans	$741	$819	$1,020	$1,224	$1,069	$156	$235	$345	$270	$263
Allowance for credit losses (3)
Residential mortgages	$22	$24	$18	$15	$19	$–	$–	$–	$–	$–
Student	–	–	–	5	7	–	–	–	–	–
Personal	96	105	159	151	186	1	1	–	–	–
Total allowance – consumer loans	118	129	177	171	212	1	1	–	–	–
Non-residential mortgages	1	–	–	3	2	–	–	–	–	–
Financial institutions	–	–	–	1	1	–	–	–	–	–
Retail, wholesale and business services	20	31	26	32	36	–	20	38	19	22
Manufacturing – consumer and capital goods	3	6	8	8	23	–	–	3	4	7
Real estate and construction	7	6	10	11	18	47	36	90	72	63
Agriculture	–	1	4	5	4	–	–	–	–	1
Resource-based industries	2	9	25	3	19	–	–	–	–	–
Telecommunications, media and technology	3	5	16	18	9	–	–	–	–	–
Transportation	1	1	6	5	7	–	2	55	3	9
Utilities	–	–	–	–	–	13	–	–	–	–
Other	1	2	2	2	1	–	–	–	–	–
Total allowance – business and government loans	38	61	97	88	120	60	58	186	98	102
Total allowance	$156	$190	$274	$259	$332	$61	$59	$186	$98	$102
Net impaired loans
Residential mortgages	$194	$186	$208	$287	$240	$–	$–	$–	$–	$–
Student	7	9	12	12	16	–	–	–	–	–
Personal	17	21	17	44	8	–	3	–	–	–
Total net impaired consumer loans	218	216	237	343	264	–	3	–	–	–
Non-residential mortgages	3	1	–	1	6	–	–	–	–	–
Financial institutions	1	–	1	–	–	–	–	–	–	–
Retail, wholesale and business services	11	23	12	15	21	–	14	20	32	29
Manufacturing – consumer and capital goods	1	–	3	8	23	–	–	–	1	9
Real estate and construction	3	3	13	13	36	88	123	93	139	120
Agriculture	2	3	3	10	2	–	–	–	–	(1)
Resource-based industries	2	4	30	1	7	–	–	–	–	–
Telecommunications, media and technology	1	1	46	21	1	–	–	–	–	–
Transportation	–	–	–	–	–	–	36	35	–	4
Utilities	–	–	–	–	–	7	–	–	–	–
Other	1	–	–	–	1	–	–	–	–	–
Total net impaired – business and government loans	25	35	108	69	97	95	173	148	172	161
Total net impaired loans	$243	$251	$345	$412	$361	$95	$176	$148	$172	$161

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

84	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans (continued)

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Other (1)					Total
$ millions, as at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Gross impaired loans
Residential mortgages	$318	$273	$246	$222	$193	$534	$483	$472	$524	$452
Student	–	–	–	–	–	7	9	12	17	23
Personal	79	82	79	79	87	193	212	255	274	281
Total gross impaired consumer loans	397	355	325	301	280	734	704	739	815	756
Non-residential mortgages	60	85	101	71	67	64	86	101	75	75
Financial institutions	5	–	1	3	4	6	–	2	4	5
Retail, wholesale and business services	168	174	191	213	172	199	262	287	311	280
Manufacturing – consumer and capital goods	44	52	54	56	51	48	58	68	77	113
Real estate and construction	184	179	210	269	228	329	347	416	504	465
Agriculture	6	11	12	23	20	8	15	19	38	26
Resource-based industries	1	1	1	3	–	5	14	56	7	26
Telecommunications, media and technology	5	5	9	9	32	9	11	71	48	42
Transportation	8	7	8	28	25	9	46	104	36	45
Utilities	1	1	1	–	1	21	1	1	–	1
Other	–	1	1	–	–	2	3	3	2	2
Total gross impaired – business and government loans	482	516	589	675	600	700	843	1,128	1,102	1,080
Total gross impaired loans	879	871	914	976	880	1,434	1,547	1,867	1,917	1,836
Other past due loans (2)	8	7	7	11	5	350	385	419	564	381
Total gross impaired and other past due loans	$887	$878	$921	$987	$885	$1,784	$1,932	$2,286	$2,481	$2,217
Allowance for credit losses (3)
Residential mortgages	$146	$65	$27	$18	$11	$168	$89	$45	$33	$30
Student	–	–	–	–	–	–	–	–	5	7
Personal	42	29	25	25	31	139	135	184	176	217
Total allowance – consumer loans	188	94	52	43	42	307	224	229	214	254
Non-residential mortgages	31	32	24	26	14	32	32	24	29	16
Financial institutions	3	–	1	1	1	3	–	1	2	2
Retail, wholesale and business services	67	60	63	69	50	87	111	127	120	108
Manufacturing – consumer and capital goods	42	41	37	37	17	45	47	48	49	47
Real estate and construction	91	62	70	40	46	145	104	170	123	127
Agriculture	4	5	3	12	9	4	6	7	17	14
Resource-based industries	–	–	–	1	–	2	9	25	4	19
Telecommunications, media and technology	–	1	9	9	11	3	6	25	27	20
Transportation	–	2	1	7	7	1	5	62	15	23
Utilities	1	1	1	–	–	14	1	1	–	–
Other	–	–	–	–	–	1	2	2	2	1
Total allowance – business and government loans	239	204	209	202	155	337	323	492	388	377
Total allowance	$427	$298	$261	$245	$197	$644	$547	$721	$602	$631
Net impaired loans
Residential mortgages	$172	$208	$219	$204	$182	$366	$394	$427	$491	$422
Student	–	–	–	–	–	7	9	12	12	16
Personal	37	53	54	54	56	54	77	71	98	64
Total net impaired consumer loans	209	261	273	258	238	427	480	510	601	502
Non-residential mortgages	29	53	77	45	53	32	54	77	46	59
Financial institutions	2	–	–	2	3	3	–	1	2	3
Retail, wholesale and business services	101	114	128	144	122	112	151	160	191	172
Manufacturing – consumer and capital goods	2	11	17	19	34	3	11	20	28	66
Real estate and construction	93	117	140	229	182	184	243	246	381	338
Agriculture	2	6	9	11	11	4	9	12	21	12
Resource-based industries	1	1	1	2	–	3	5	31	3	7
Telecommunications, media and technology	5	4	–	–	21	6	5	46	21	22
Transportation	8	5	7	21	18	8	41	42	21	22
Utilities	–	–	–	–	1	7	–	–	–	1
Other	–	1	1	–	–	1	1	1	–	1
Total net impaired – business and government loans	243	312	380	473	445	363	520	636	714	703
Total net impaired loans	$452	$573	$653	$731	$683	$790	$1,000	$1,146	$1,315	$1,205

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

CIBC 2014 ANNUAL REPORT	85

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2014	2013 (1)	2012	2014	2013 (1)	2012	2014	2013 (1)	2012
Deposits in domestic bank offices (2)
Payable on demand
Personal	$8,490	$7,938	$7,481	$15	$18	$17	0.18%	0.23%	0.23%
Business and government	30,043	26,834	26,413	107	95	102	0.36	0.35	0.39
Bank	1,780	1,328	1,188	6	3	3	0.34	0.23	0.25
Payable after notice
Personal	72,928	68,320	64,549	461	433	403	0.63	0.63	0.62
Business and government	21,606	18,383	15,478	242	199	166	1.12	1.08	1.07
Bank	19	13	11	–	–	–	–	–	–
Payable on a fixed date
Personal	41,028	39,379	40,288	673	705	816	1.64	1.79	2.03
Business and government	50,060	52,371	47,111	928	1,029	768	1.85	1.96	1.63
Bank	427	279	424	4	3	4	0.94	1.08	0.94
Secured borrowings	43,525	50,815	51,975	717	989	1,118	1.65	1.95	2.15
Total domestic	269,906	265,660	254,918	3,153	3,474	3,397	1.17	1.31	1.33
Deposits in foreign bank offices
Payable on demand
Personal	567	467	457	3	3	3	0.53	0.64	0.66
Business and government	3,089	2,709	2,533	3	6	2	0.10	0.22	0.08
Bank	6	43	49	1	–	2	16.67	–	4.08
Payable after notice
Personal	2,040	1,911	1,933	38	36	35	1.86	1.88	1.81
Business and government	673	562	579	1	1	1	0.15	0.18	0.17
Payable on a fixed date
Personal	1,993	2,111	2,260	10	6	5	0.50	0.28	0.22
Business and government	38,164	35,507	32,162	102	125	158	0.27	0.35	0.49
Bank	5,610	4,488	3,854	24	26	25	0.43	0.58	0.65
Secured borrowings	458	425	460	2	2	2	0.44	0.47	0.43
Total foreign	52,600	48,223	44,287	184	205	233	0.35	0.43	0.53
Total deposits	$322,506	$313,883	$299,205	$3,337	$3,679	$3,630	1.03%	1.17%	1.21%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Deposits by foreign depositors in our domestic bank offices amounted to $6.0 billion (2013: $4.5 billion; 2012: $3.9 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2014	2013 (1)	2012
Amounts outstanding at end of year
Obligations related to securities sold short	$12,999	$13,327	$13,035
Obligations related to securities lent or sold under repurchase agreements	10,765	6,986	8,224
Total short-term borrowings	$23,764	$20,313	$21,259
Obligations related to securities sold short
Average balance	$13,719	$13,247	$10,865
Maximum month-end balance	14,833	14,407	13,035
Average interest rate	2.38%	2.52%	3.06%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$12,713	$10,242	$13,395
Maximum month-end balance	14,652	12,030	21,972
Average interest rate	1.00%	1.00%	1.16%
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2014	2013	2012
Audit fees (1)	$14.2	$13.4	$15.3
Audit-related fees (2)	2.0	3.2	1.8
Tax fees (3)	0.1	0.5	0.8
All other fees (4)	0.1	0.4	0.3
Total	$16.4	$17.5	$18.2

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including various agreed upon procedures and translation of financial reports.
(3)	For tax compliance services.
(4)	Includes fees for non-audit services.

86	CIBC 2014 ANNUAL REPORT